
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Racing Prodigy, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 4, 2022

Physical Address of Issuer:

2212 S Chickasaw Trail Unit 2164 Orlando, FL 32825

Website of Issuer:

https://racingprodigy.com/

Is there a co-issuer? ___ *yes* _X_ *no.*

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee derived pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $1,000,000.00 in the Offering; (2) four percent (4%) of any amounts raised exceeding $1,000,000.01 in the Offering, not exceeding $3,000,000.00; and (3) three percent (3%) of any amounts raised exceeding $3,000,000.01 in the Offering, not exceeding $5,000,000.00; or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

12,500

Price (or Method for Determining Price):

$6.00 per share*

*The Issuer intends to issue whole shares, rounded down to the nearest whole number of shares.

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,998

Deadline to reach the Target Offering Amount:

December 14, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$601,689	$131,319
Cash & Cash Equivalents	$8,419	$13,509
Accounts Receivable	$0	$928
Short-term Debt	$686,421	$53,973
Long-term Debt	$5,593,525	$1,557,050
Revenues/Sales	$74,540	$31,833
Cost of Goods Sold	$2,463	$114
Taxes Paid	$0	$0
Net Income/(Loss)	($4,302,809)	($1,338,114)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Racing Prodigy, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $96 and the Maximum Individual Purchase Amount is $249,996. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 14, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/racingprodigy (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's bylaws or certificate of incorporation, each as amended, and unless otherwise declared by the Issuer's Board of Directors.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

The Securities shall not have voting rights unless otherwise provided for by the Issuer. Notwithstanding anything to the contrary herein, the Lead will vote consistently at the direction of the President of the Issuer (the "**Lead**").

The Issuer entered into that certain First Amended and Restated Stockholders Agreement dated September 6, 2022, as amended, by and between the Issuer and certain investors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee derived pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $1,000,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $1,000,000.01 in the Offering, not exceeding $3,000,000.00; and (3) three percent (3%) of any amounts raised exceeding $3,000,000.01 in the Offering, not exceeding $5,000,000.00; or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

4

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible or the exercise of any security exercisable into shares of our common stock.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities exercisable or convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion or exercise of any security convertible or exercisable into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Florida.

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer presently has its own physical office in the State of Florida. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Florida. The Issuer intends to engage in all such actions as promptly as possible.

Risk of Integration with Other Offerings.

The Issuer may, during or after this Offering, conduct other offerings of its securities under different exemptions from registration under the Securities Act of 1933, as amended. Although the Issuer will structure and conduct any such other offering to comply with its own applicable exemption and will take reasonable steps to prevent this Offering from being integrated w or our third-party developers experience unanticipated development delays, financial difficulties, or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, the amount of lead time and cost involved in the development of high-quality products is increasing due to growing technical complexities and higher expectations from consumers. As a result, it is especially critical that we accurately predict consumer demand for such products. If our future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial up-front development and marketing costs associated with those products.

Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition and operating results.

Our product purchases are predominately driven by discretionary spending by consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices, or declining consumer confidence, could also reduce consumer spending. Reduced consumer spending may in the future result in reduced demand for our products and may also require increased selling and promotional expenses, which has had and may continue to have an adverse effect on our business, financial condition and operating results. Furthermore, uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, costs associated with developing and publishing our products, the cost and availability of sources of financing, and our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

We are particularly susceptible to market conditions and risks specific to the entertainment industry, which include the popularity, price, and timing of our products; changes in consumer demographics; the availability and popularity of other forms of entertainment and leisure; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

The video game and esports industry is significantly dependent on the popularity of a small number of games, and we may not have access to "hit" games or titles.

The video game and esports industries have generally been dominated by a select few "hit" game titles. Accordingly, the success of our esports events will be closely linked to the quality and popularity of the games we publish or support for our esports events. Further, if we are unable to produce engaging and popular games, we may fail to sell the expected number of console games, meet our target install number for our mobile games, attract sufficient numbers of gamers to participate in our esports events and our live esports streams may not attract a growing audience, all of which may have a material and adverse impact on our results of operations and financial conditions.

Our digital entertainment and social platform, and our other current and future digital entertainment and social platforms, are dependent on our ability to provide interesting and useful high-quality content.

The quality of the content offered on our current and future digital entertainment and social platforms is critical to the success of such platforms. In order to attract and retain users, we must offer interesting and useful high-quality content and enhance our users' viewing experience. Further, we must remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. If we are unable to generate quality content satisfactory to our users, we may suffer from reduced user traffic, which could negatively impact our business.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. In particular, our esports business and prospects depend on the continuing development of live streaming of competitive esports gaming. The market for esports and amateur online gaming competitions is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active gamer community, and our ability to successfully monetize such community through tournament fees, subscriptions for our esports gaming services, and advertising and sponsorship opportunities. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the esports gaming industry, including rapid technological evolution, continued shifts in gamer trends and demands, frequent introductions of new games and titles and the constant emergence of new industry standards and practices. Developing and integrating new games, titles, content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that the esports gaming industry will continue to grow as rapidly as it has in the past.

We plan to continue to generate a portion of our revenues from advertising and sponsorship during our esports events. If we fail to attract more advertisers and sponsors to our gaming platform, tournaments or competitions, our revenues may be adversely affected.

We plan to continue to generate a portion of our revenues from advertising and sponsorship during our esports events as online viewership of our esports gaming offerings expand. Our revenues from advertising and sponsorship partly depend on the continual development of the online advertising industry and advertisers' willingness to allocate budgets to online advertising in the esports gaming industry. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established internet portals or search engines, over advertising on our gaming platform. If the online advertising and sponsorship market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising and sponsorship revenue and our profitability and prospects may be materially and adversely affected.

Competition in the interactive entertainment industry is intense, and our existing and potential users may be attracted to competing products or other forms of entertainment.

We compete with other publishers of interactive entertainment software, both within and outside the United States. Generally, some of our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. Our larger competitors may be able to leverage their greater financial, technical, personnel and other resources to provide larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties, as well as adopt more aggressive pricing policies to develop more commercially successful gaming products than we do. In addition, competitors with large portfolios and popular games typically have greater influence with platform providers, retailers, distributors and other customers who may, in turn, provide more favorable support to those competitors' games.

Further, the esports gaming industry generally is highly competitive. For our esports business, our competitors range from established leagues and championships owned directly, as well as leagues franchised by, well-known and capitalized game publishers and developers, interactive entertainment companies and diversified media companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the amateur esports gaming ecosystem. If our competitors develop and launch competing amateur city leagues, tournaments or competitions, or develop a more successful amateur online gaming platform for games similar to ours, then our revenue, margins, and profitability will decline.

Additionally, we compete with other forms of entertainment and leisure activities. As our business continues to expand in complexity and scope, we have increased exposure to additional competitors, including those with access to large existing user bases and control over distribution channels. Further, it is difficult to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. Failure to adequately identify and adapt to these competitive pressures could negatively impact our business.

Our revenue may be harmed by the proliferation of "cheating" programs and scam offers that seek to exploit our games and players, which may negatively affect players' game-playing experiences and our ability to reliably validate our audience metric reporting and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, "cheating" programs that enable players to exploit vulnerabilities in our games, play them in an automated way, collude to alter the intended game play or obtain unfair advantages over other players who do play fairly. If we are unable to discover and disable these programs quickly, our operations may be disrupted, our reputation may be damaged, players may stop playing our games and our ability to reliably validate our audience metrics may be negatively affected. These "cheating" programs and scam offers may result in lost revenue, divert our personnel's time, increase costs of developing technological measures to combat these programs and activities, increase our customer service costs needed to respond to dissatisfied players, and lead to legal claims.

The success of our business relies heavily on our marketing and branding efforts, and these efforts may not be successful.

Because we are a consumer brand, we rely heavily on marketing and advertising to increase brand visibility with potential customers. We currently advertise through a blend of direct and indirect advertising channels, online advertising, public relations activity, print and broadcast advertising, and coordinated industry promotions. Our business model is dependent in part on the success of our marketing and branding efforts. If we are unable to recover our marketing costs, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

We rely on Internet search engines and social networking sites to help drive traffic to our website, and if we fail to appear prominently in search results or fail to drive traffic through paid advertising, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines and social networking sites to drive traffic to our websites and mobile game. Our ability to maintain and increase the number of visitors directed to our websites is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors' efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through Internet search engines could harm our business and operating results.

We are exposed to seasonality in the sale of our products.

The interactive entertainment industry is seasonal, with the highest levels of consumer demand occurring during and around the launch of the seasonal annual update of a racing series product, the overall start of the racing season, and the calendar year-end holiday buying season. Delays in development, approvals or manufacturing could affect the timing of the release of products, causing us to miss key selling periods, which could negatively impact our business.

Our products, online gaming platform and games offered through our gaming platform may contain defects.

Our products, online gaming platform and the games offered through our gaming platform are extremely complex and are difficult to develop and distribute. We have quality controls in place to detect defects in our products and gaming platform before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. In the event a significant defect in our products, gaming platform and associated systems and controls is realized, we could be required to offer refunds, suspend the availability of our esports events and other gameplay, or expend significant resources to cure the defect, each of which could significantly harm our business and operating results.

A significant disruption in service on our website or platforms could damage our reputation and result in a loss of traffic and visitors, which could harm our business, brand, operating results and financial condition.

Our brands, reputation and ability to attract gamers or visitors depend on the reliable performance of our games, website and the supporting systems, technology and infrastructure. We may experience significant interruptions with our systems in the future. Interruptions in these systems could affect the availability of our inventory on our platforms and prevent or inhibit the ability of customers to access our platforms. Problems with the reliability or security of our systems could harm our reputation, result in a loss of customers and result in additional costs.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as <u>Exhibit F</u>. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee derived pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $1,000,000.00 in the Offering; (2) four percent (4%) of any amounts raised exceeding $1,000,000.01 in the Offering, not exceeding $3,000,000.00; and (3) three percent (3%) of any amounts raised exceeding $3,000,000.01 in the Offering, not exceeding $5,000,000.00; or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead, who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Securities upon a qualifying financing.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Racing Prodigy, Inc. is a sports, media and gaming company that was incorporated on May 4, 2022 in Delaware.

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

Business Plan

Racing Prodigy, Inc. offers a unique blend of esports and real-world motorsports through its proprietary *Prodigy Racing League (PRL)*, the world's first e2Real™ racing series. The Issuer hosts global virtual racing competitions that give top performers the chance to earn real-world racing contracts, effectively democratizing access to motorsports.

Key offerings include:
- **Virtual Racing Tournaments:** Online competitions across top racing game platforms, open to global participants.
- **Prodigy Racing League (PRL):** A structured development league where gamers transition to real-life racing careers.
- **Media Content & Distribution:** Original content, driver stories, and docuseries to build audience engagement and brand loyalty.
- **Mobile Game (in development):** A mobile-based racing game that integrates virtual and real-world racing elements for fan engagement and monetization.
- **Sponsorships & Brand Partnerships:** Customized marketing activations for automotive, tech, and lifestyle brands.
- **Merchandise & Licensing:** Apparel and digital goods to further monetize and engage the fanbase.

The combination of competitive gaming, real-world racing, and immersive storytelling positions Racing Prodigy as a disruptive platform at the intersection of sports, technology, and entertainment.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Prodigy Racing League (PRL)	A global motorsports league where players progress from esports to real-world racing via Prodigy Pass competitions and development camps.	Expanding segment of motorsports fueled by esports crossover (e.g., F1 Esports, NASCAR iRacing), with growing youth and Gen Z audience engagement.
Sponsorships & Brand Integration	Integrated brand opportunities across digital games, real-world events, media content, and talent journeys.	Brands seeking authentic connection to Gen Z and gaming audiences via esports and alternative sports.
Media Content & Series (TV & Streaming)	Original content including PRL races, Prodigy Week, and docuseries aired on platforms like MAVTV, Roku, Amazon Freevee, and social media.	Increasing demand for authentic sports storytelling, creator-driven content, and ad-supported streaming platforms.
Racing Prodigy Mobile Game	A mobile-first racing game (iOS/Android) integrating real-world circuits and cars with gamified progression and monetization features.	Casual and competitive mobile racing games market, competing with titles like Real Racing 3 and GRID Autosport.

Customer Base

Racing Prodigy, Inc. serves a diverse and rapidly growing customer base at the intersection of gaming, motorsports, and media. Its core customers include competitive esports gamers and sim racers who participate in virtual

16

tournaments with the goal of earning real-world racing opportunities through the Prodigy Racing League (PRL). The Issuer also appeals to motorsports enthusiasts and fans who follow the PRL's driver storylines and content across various digital platforms. In addition, Racing Prodigy partners with corporate sponsors and brands—such as those in the automotive, technology, and lifestyle sectors—who seek high-impact marketing activations and exposure through both virtual and real-world racing events. The platform resonates particularly well with Gen Z and millennial audiences who view gaming as a legitimate pathway into professional motorsports. As the Issuer prepares to launch its mobile racing game, it is also expanding into the casual mobile gaming market. Secondary customers include merchandise buyers, media consumers, and fans who engage with Racing Prodigy through its growing library of video content, social media, and branded experiences.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97933947	Racing Prodigy	Service Mark	May 12, 2023	Pending	US
97933958	Prodigy Racing League	Service Mark	May 12, 2023	Pending	US
97933973	E2Real	Service Mark	May 12, 2023	Pending	US

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$15,000	4.81%*	$59,403.40*
Racing game development	40%	$30,000	39.19%	$483,995.72
Marketing Expansion	20%	$15,000	28%	$345,799.44
Operations/Payroll	20%	$15,000	28%	$345,799.44
Total	**100%**	**$75,000**	**100%**	**$1,234,998**

*Rounded up to the hundredth decimal place. The 4.81% allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on the 5% hurdle on the first $1,000,000 raised in the Offering and 4% hurdle on any amounts raised exceeding $1,000,000.01 in the Offering, not exceeding $3,000,000.00.

If the Maximum Offering Amount is raised:

- 39.19% – Racing game development (design, build, testing, and launch preparation).
- 28% – Marketing expansion: hire social media specialists, enhance content creation, and launch targeted initiatives to drive fan engagement.
- 28% – Working capital to support operations, payroll, and strategic growth needs.

If the Target Offering Amount is raised:

- 40% – Racing game development (design, build, testing, and launch preparation).
- 20% – Marketing expansion: hire social media specialists, enhance content creation, and launch targeted initiatives to drive fan engagement.
- 20% – Working capital to support operations, payroll, and strategic growth needs.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew D. Fassnacht	Director and Secretary	Director and Secretary of the Issuer (Formation – Present); Responsibilities include: maintaining corporate records, overseeing compliance with corporate governance standards, preparing and retaining board minutes and resolutions, and supporting strategic decision-making at the board level. He also advises on legal and operational matters and ensures proper execution of organizational filings and authorizations.	Undergrad Penn State University and MBA Wharton School
David K. Cook	Director and President	Director and President of the Issuer (Formation – Present); Responsibilities include: leading the overall strategic vision and direction of the company, overseeing operations and key business initiatives, driving growth and investor engagement, and managing the executive leadership team. Mr. Cook also represents the company in external affairs and partnerships and plays a central role in the development and execution of core products and services	Undergrad UVA and Chapman University MBA
Tim Hedke	Chief Financial Officer (CFO)	Chief Financial Officer of the Issuer (Formation – Present); Responsibilities include: (i) Overseeing all financial operations, including accounting, treasury, tax, audit, and compliance functions; (ii) Leading corporate budgeting, forecasting, and financial planning to support strategic objectives, (iii) Managing capital-raising activities, investor relations, and stakeholder reporting, (iv) Implementing and monitoring internal controls, financial policies, and risk management strategies; and (v) Directing financial modeling, valuation analysis, and performance metrics for business decision-making.	Bachelor's Degree in Accounting, University of Central Florida MBA, Rollins College – Crummer Graduate School of Business

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 5,000,000 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2022 Stock Incentive Plan
Amount Outstanding / Amount Authorized	742,059 options / 855,555
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more options which may dilute the Security.

Type	Common Stock Warrants
Amount Outstanding	112,630 shares
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Exercise Price: $0.01 per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more options which may dilute the Security.

Type	SAFEs
Face Value	$5,366,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount Rate: 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$1,315,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount Rate: 80%; Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFE
Face Value	$500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount Rate: 85%; Valuation Cap: $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$445,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount Rate: 80%; Valuation Cap: $4,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	Convertible Promissory Note
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	*Subsequent Equity Financing Conversion*: If the Issuer's next equity financing of the sale of equity securities in an aggregate amount of at least $1,000,000 or takes place on or before the maturity date of January 31, 2025, then the balance may, at the holder's option, be converted into the number of equity securities issued in the subsequent financing. at 95% of the price per each share sold in the subsequent financing. The resulting number of shares is rounded to the nearest whole share. The converted securities will have terms pari passu with those in the financing round. *Change of Control Conversion*: If a Change of Control occurs before the maturity date or before a subsequent financing, the balance immediately prior to the Change of Control will automatically convert into the number of shares of the Issuer's common stock at the time of conversion equal to the quotient obtained by dividing the balance on the conversion date at the price per each share of common stock at which each share of common stock is valued.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Convertible Promissory Notes which may dilute the Security.

Type	Convertible Promissory Note
Face Value	$500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	*Subsequent Equity Financing Conversion*: If the Issuer's next equity financing in an amount of either (i) $1,000,000 (excluding this Note) or (ii) an amount as agreed to by the purchaser, takes place before the maturity date of September 30, 2025, then the balance will automatically convert into the number of equity securities issued in the subsequent financing. The conversion price will be the lower of: (i) 80% of the price per share paid by investors in that financing, or (ii) a price based on a $5,000,000 valuation cap, calculated by dividing that amount by the number of outstanding equity securities on a fully diluted basis prior to the financing. The resulting number of shares is rounded to the nearest whole share. The converted securities will have terms pari passu with those in the financing round. *Change of Control Conversion*: If a Change of Control occurs before the maturity date or before a qualified financing, the outstanding balance will automatically convert, immediately prior to the transaction, into common stock. The number of shares is calculated using the lesser of: (i) 80% of the price per share of common stock used in the transaction, or (ii) a price based on a $5,000,000 valuation cap (as defined above). *Maturity Conversion*: If the Note remains outstanding on or after the September 30, 2025 maturity date, it will automatically convert into common stock. The number of shares is determined by dividing the outstanding balance by a price based on a $2,000,000 valuation cap, using the fully diluted equity count immediately prior to maturity.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Convertible Promissory Notes which may dilute the Security.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Promissory Note
Creditor	First Principles Advisors, LLC
Amount Outstanding	$105,000
Interest Rate and Amortization Schedule	3% per annum
Description of Collateral	None
Other Material Terms	An "Event of Default" shall occur if (a) the Maker defaults in the payment of principal on this Note as the same shall become due and payable and shall fail to cure such default within five (5) days following receipt of written notice thereof; (b) the Maker files a petition for relief under the Federal Bankruptcy Code or any other present or future federal or state insolvency or bankruptcy law, or (c) the Maker fails to perform any other obligation under this Note and shall fail to cure such default within five (5) days following receipt of written notice thereof. Upon the occurrence of an Event of Default, the Holder may, without further notice, declare the then-outstanding amount of principal and accrued interest, at once due and payable and shall have all the rights and remedies available at law or in equity.
Maturity Date	August 25, 2032
Date Entered Into	August 25, 2022

Type	Promissory Note
Creditor	David K. Cook
Amount Outstanding	$50,000
Interest Rate and Amortization Schedule	3% per annum
Description of Collateral	None
Other Material Terms	An "Event of Default" shall occur if (a) the Maker defaults in the payment of principal on this Note as the same shall become due and payable and shall fail to cure such default within five (5) days following receipt of written notice thereof; (b) the Maker files a petition for relief under the Federal Bankruptcy Code or any other present or future federal or state insolvency or bankruptcy law, or (c) the Maker fails to perform any other obligation under this Note and shall fail to cure such default within five (5) days following receipt of written notice thereof. Upon the occurrence of an Event of Default, the Holder may, without further notice, declare the then-outstanding amount of principal and accrued interest, at once due and payable and shall have all the rights and remedies available at law or in equity.
Maturity Date	August 25, 2032

Date Entered Into	August 25, 2022

Type	Promissory Note
Creditor	David K. Cook
Amount Outstanding	$130,000
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	None
Other Material Terms	An "Event of Default" shall occur if (a) the Maker defaults in the payment of principal on this Note as the same shall become due and payable and shall fail to cure such default within five (5) days following receipt of written notice thereof; (b) the Maker files a petition for relief under the Federal Bankruptcy Code or any other present or future federal or state insolvency or bankruptcy law, or (c) the Maker fails to perform any other obligation under this Note and shall fail to cure such default within five (5) days following receipt of written notice thereof. Upon the occurrence of an Event of Default, the Holder may, without further notice, declare the then-outstanding amount of principal and accrued interest, at once due and payable and shall have all the rights and remedies available at law or in equity.
Maturity Date	November 15, 2024
Date Entered Into	October 15, 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
First Principles Advisors, LLC	2,550,000 shares of Common Stock	51%
DC Kin Holdings, LLC	2,450,000 shares of Common Stock	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of August 31, 2025 the Issuer had an aggregate of $212,000 in cash and cash equivalents, leaving the Issuer with approximately 3.5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Regulation D (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, will not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Securities are offered at a fixed price per share. The Intermediary has not independently determined or endorsed any valuation of the Issuer, and the Issuer makes no representations as to the reasonableness of the price or implied valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,000	500,000 shares	General Working Capital	May 4, 2022	Section 4(a)(2)
Common Stock	N/A – additional shares were issued pursuant to a stock split	4,500,000 shares	N/A	December 8, 2022	Section 4(a)(2)
SAFEs	$5,366,000	32 SAFEs	General Working Capital	April 12, 2024 – June 13, 2025	Section 4(a)(2)
SAFEs	$1,315,000	10 SAFEs	General Working Capital	October 1, 2023 – April 12, 2024	Section 4(a)(2)
SAFE	$500,000	1 SAFE	General Working Capital	May 7, 2024	Section 4(a)(2)
SAFEs	$445,000	9 SAFEs	General Working Capital	May 19, 2023 - October 28, 2023	Section 4(a)(2)
Convertible Promissory Note	$500,000	1 Note	General Working Capital	September 22, 2022	Section 4(a)(2)
Convertible Promissory Note	$50,000	1 Note	General Working Capital	July 24, 2024	Section 4(a)(2)
Options	N/A	742,059*	N/A	January 1, 2023 – November 1, 2024	Rule 701
Common Stock Warrants	N/A	2 Warrants to purchase 56,315 shares of Common Stock each	N/A	October 23, 2023 – April 26, 2025	Section 4(a)(2)

*There were 936,503 shares originally issued pursuant to option grants; *provided*, 194,444 shares were either bought back or the option grant was cancelled.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:
- On August 25, 2022, the Issuer entered into a Promissory Note with First Principles Advisors, LLC with an aggregate principal amount of $105,000 and interest rate of 3% per annum. Matthew D. Fassnacht is the manager of First Principles Advisors, LLC and a director of the Issuer.
- On August 25, 2022, the Issuer entered into a Promissory Note with David K. Cook with an aggregate principal amount of $50,000 and interest rate of 3% per annum. David K. Cook is the President and a director of the Issuer.
- On October 15, 2024, the Issuer entered into a Promissory Note with David K. Cook with an aggregate principal amount of $130,000 and interest rate of 10% per annum. David K. Cook is the President and a director of the Issuer.
- On July 1, 2024, the Issuer issued a SAFE with a discount rate of 85% to David Fassnacht, the father of Matthew D. Fassnacht, in exchange for payment of $50,000.
- The Issuer has issued SAFEs to DC Kin Holdings, LLC, First Principles Advisors, LLC, and Your Home Here, LLC, of which Matthew D. Fassnacht is its manager.
- On September 22, 2022, the Issuer issued a convertible note in the principal amount of $500,000 to Your Home Here, LLC. The note bears interest at a rate of 5% per annum and matures on September 30, 2025.
- On July 24, 2024, the Issuer issued a convertible note in the principal amount of $50,000 to Your Home Here, LLC.
- On October 23, 2023, the Issuer issued a Warrant to Purchase Common Stock to First Principles Advisors, LLC. Matthew D. Fassnacht is the manager of First Principles Advisors, LLC and a director of the Issuer.
- On April 26, 2025, the Issuer issued a Warrant to Purchase Common Stock to DC Kin, LLC.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://racingprodigy.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Racing Prodigy, Inc.

By:

/s/ David K. Cook   *David K Cook*

(Signature)

David K. Cook

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David K. Cook   *David K Cook*

(Signature)

David K. Cook

(Name)

Director

(Title)

September 15, 2025

(Date)

/s/ Matthew D. Fassnacht

(Signature)

Matthew D. Fassnacht

(Name)

Director

(Title)

September 15, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

RACING PRODIGY, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Racing Prodigy, Inc.
Saint Johns, Florida

We have reviewed the accompanying financial statements of Racing Prodigy, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

July 23, 2025
Los Angeles, California

RACING PRODIGY, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD)				
ASSETS				
Current Assets:				
Cash	$	8,419	$	13,509
Accounts Receivable		-		928
Prepaids and Other Current Assets		103,638		1,487
Total Current Assets		**112,057**		**15,924**
Property and Equipment, net		100,007		5,395
Intangible Assets		80,000		110,000
Security Deposit		309,625		-
Total Assets	$	**601,689**	$	**131,319**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	9,668	$	3,957
Credit Cards		1,662		687
Current Portion of Convertible Notes		500,000		-
Accrued Interest		74,671		49,329
Deferred Revenue		100,000		-
Other Current Liabilities		420		-
Total Current Liabilities		**686,421**		**53,973**
Simple Agreement for Future Equity		5,438,525		652,050
Related Party Loans, net of current portion		155,000		405,000
Convertible note, net of current portion		-		500,000
Total Liabilities		**6,279,946**		**1,611,023**
STOCKHOLDERS' DEFICIT				
Common Stock ($0.0001 par value, 10,000,000 shares authorized. As of December 31, 2024, and 2023, 5,000,000 shares of common stock have been issued and were outstanding.		500		500
Additional Paid in Capital		221,280		117,024
Accumulated Deficit		(5,900,037)		(1,597,228)
Total Stockholders' Deficit		**(5,678,257)**		**(1,479,704)**
Total Liabilities and Stockholders' Deficit	$	**601,689**	$	**131,319**

See accompanying notes to financial statements.

RACING PRODIGY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,		2024		2023
(USD)				
Net Revenue	$	74,540	$	31,833
Cost of Goods Sold		2,463		114
Gross Profit		**72,077**		**31,719**
Operating Expenses				
General and Administrative		2,632,250		860,395
Selling and Marketing		1,088,041		357,042
Total Operating Expenses		**3,720,291**		**1,217,437**
Operating Loss		**(3,648,214)**		**(1,185,718)**
Interest Expense		40,629		39,822
Fair Value in Excess of Stated Value of Derivative Instrument		611,445		112,050
Other Expense		2,521		524
Loss Before Provision for Income Taxes		**(4,302,809)**		**(1,338,114)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(4,302,809)**	$	**(1,338,114)**

See accompanying notes to financial statements.

RACING PRODIGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(USD)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance—December 31, 2022	5,000,000	$ 500	$ 500	$ (259,114)	$ (258,114)
Share-Based Compensation	-		116,524	-	116,524
Net Loss	-	-	-	(1,338,114)	(1,338,114)
Balance—December 31, 2023	5,000,000	500	117,024	$ (1,597,228)	$ (1,479,704)
Share-Based Compensation	-		104,256	-	104,256
Net Loss	-	-	-	(4,302,809)	(4,302,809)
Balance—December 31, 2024	5,000,000	$ 500	$ 221,280	$ (5,900,037)	$ (5,678,257)

See accompanying notes to financial statements.

RACING PRODIGY, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2024	2023
(USD)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (4,302,809)	$ (1,338,114)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property and Equipment	5,892	154
Amortization of Intangibles Assets	30,000	30,000
Accrued Interest	25,342	39,822
Share-Based Compensation	104,256	116,524
Fair Value in Excess of Stated Value of Derivative Instrument	611,445	112,050
Changes in Operating Assets and Liabilities:		
Accounts Receivable	928	(928)
Prepaids and Other Current Assets	(102,151)	11,605
Accounts Payable	5,711	(10,970)
Deferred Revenue	100,000	-
Credit Cards	975	(769)
Other Current Liabilities	420	-
Security Deposit	(309,625)	-
Net Cash Used In Operating Activities	**(3,829,616)**	**(1,040,626)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(100,504)	(5,549)
Net Cash Used in Investing Activities	**(100,504)**	**(5,549)**
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of Related Party Loans	(250,000)	
Borrowing on Related Party Loans		250,000
Proceeds from Issuance of Simple Agreement for Future Equity	4,175,030	540,000
Net Cash Provided by Financing Activities	**3,925,030**	**790,000**
Change in Cash	**(5,090)**	**(256,175)**
Cash —Beginning of The Year	13,509	269,684
Cash —End of The Year	**$ 8,419**	**$ 13,509**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 15,287	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Racing Prodigy, Inc. was incorporated on May 4, 2022, in the state of Delaware. The financial statements of Racing Prodigy, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Saint Johns, Florida.

Racing Prodigy, Inc. is a U.S.-based sports, entertainment, and media company that bridges sim-racing esports and real-world motorsports through its "e2Real™" pathway. They operate the Prodigy Racing League (PRL), where sim racers compete for Prodigy Passes that grant access to Prodigy Week tryouts, leading to real-world racing series and paid professional driving contracts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024 and 2023, the Company's cash did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2024 and 2023.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
IT equipment	3-7 years
Equipment	5-10 years

Intangible Assets

The Company recognizes intangible assets in accordance with ASC 350, including non-competition agreements arising from business acquisitions. In August 2022, the Company entered into an agreement to acquire certain assets of Racing Prodigy, LLC and agreed to pay a $150,000 fee to the former managing member for consulting services and a five-year non-competition agreement. This fee has been recorded as an intangible asset and is being amortized on a straight-line basis over the five-year term of the agreement. The unamortized balance of the non-compete asset was $80,000, $110,000 as of December 31, 2024, December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which outlines a five-step framework to determine the timing and amount of revenue recognition. Revenue is recognized when control of promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange.

Revenue is derived primarily from the following sources:

Sponsorship Revenue: The Company enters into sponsorship agreements with third parties that provide promotional benefits such as brand placement, digital media exposure, and event access. Revenue from sponsorships is recognized over time as performance obligations are satisfied throughout the duration of the sponsorship period, typically based on time elapsed or delivery milestones defined in the contract.

Membership and Entry Fees: Membership revenue is recognized over the term of the membership agreement, generally ratably over time, as the Company provides access to member benefits, training content, and platform features. Entry fee revenue is recognized at a point in time, when the member participates in a qualifying event or competition, which represents fulfillment of the related performance obligation.

Contract Liabilities
Payments received in advance of performance are recorded as deferred revenue. As of December 31, 2024 and 2023, the Company had deferred revenue of $100,000 and $0, respectively. This primarily relates to sponsorship revenue received in advance of the related service period.

Significant Judgments
For sponsorship arrangements with multiple deliverables, the Company exercises judgment in assessing the number of distinct performance obligations and allocating the transaction price using standalone selling prices. For time-based arrangements, revenue is recognized on a straight-line basis unless evidence suggests another method better represents the pattern of benefit transfer.

Disaggregation of Revenue:

Revenue Type	2024		2023		Timing
Sponsorship Revenue					
Membership & Entry Fees	$	60,000	$	25,000	Over Time
Total Revenue		14,540		6,833	Point in Time
Gross Profit	$	74,540	$	31,833	

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable, which are short-term in nature and their carrying amounts approximate fair value.

The Company does not hold any financial assets or liabilities measured at fair value on a recurring basis. Accordingly, no assets or liabilities are classified within Level 1, 2, or 3 of the fair value hierarchy as of December 31, 2024 or 2023.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,088,041 and $357,042, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaids	103,638	1,487
Total Prepaids and Other Current Assets	$ 103,638	$ 1,487

The Company recognizes prepaid expenses for amounts paid in advance for goods or services to be consumed in future periods. These amounts are expensed on a straight-line basis over the term of the related service agreement or when the benefit is realized.

Other current liabilities consist of the following:

As of December 31,	2024	2023
Payroll Tax Payable	420	-
Total Other Current Liabilities	$ 420	$ -

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
IT equipment	6,474	5,549
Equipment	99,579	-
Property and Equipment, at cost	**106,053**	**5,549**
Accumulated Depreciation	(6,046)	(154)
Property and Equipment, net	$ 100,007	$ 5,395

Depreciation expense for the years ended December 31, 2024 and 2023 was $5,892 and $154, respectively.

5.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Non-competition agreement	$ 150,000	$ 150,000
Intangible Assets, at cost	**150,000**	**150,000**
Accumulated Amortization	(70,000)	(40,000)
Intangible Assets, net	$ 80,000	$ 110,000

Amortization expense for the years ended December 31, 2024 and 2023 was $30,000 and $30,000, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 30,000
2026	30,000
2027	20,000
2028	-
Thereafter	-
Total	$ 80,000

6.   DEBT

Related Party Loans
During the years presented, the Company borrowed money from the related parties. The details of the loans from the owners are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- David Cook -CEO	$ 50,000	3.00%	8/25/2022	8/25/2032	$ -	$ 50,000	$ 50,000	$ -	$ 50,000	$ 50,000
Promissory Note- Your Home Here, LLC	105,000	3.00%	8/25/2022	8/25/2032	-	105,000	105,000	-	105,000	105,000
Promissory Note- Your Home Here, LLC	250,000		Paid off in 2024		-	-	-	-	250,000	250,000
Total	$ 405,000				$ -	$ 155,000	$ 155,000	$ -	$ 405,000	$ 405,000

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ -
2026	-
2027	-
2028	-
2029	-
Thereafter	155,000
Total	**$ 155,000**

Convertible Note

The Company has issued convertible loan notes to various First Principles Advisors, LLC. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note- Your Home Here, LLC	$ 500,000	5.00%	09/07/2022	09/30/2025	$ 500,000	$ -	$ 500,000	$ -	$ 500,000	$ 500,000
Total	**$ 500,000**				**$ 500,000**	**$ -**	**$ 500,000**	**$ -**	**$ 500,000**	**$ 500,000**

Each note will be convertible into Conversion Shares pursuant to following events:

Next Equity Financing Conversion

If the Company completes a qualified equity financing of at least $1,000,000 (excluding this Note) before the maturity date, the outstanding principal and accrued interest will automatically convert into the same class of equity securities issued in that financing ("Subsequent Securities"). The conversion price will be the lower of:
(i) 80% of the price per share paid by investors in that financing, or
(ii) a price based on a $5,000,000 valuation cap, calculated by dividing that amount by the number of outstanding equity securities on a fully diluted basis prior to the financing. The resulting number of shares is rounded to the nearest whole share. The converted securities will have terms pari passu with those in the financing round.

Change of Control Conversion
If a Change of Control occurs before the maturity date or before a qualified financing, the outstanding balance will automatically convert, immediately prior to the transaction, into common stock. The number of shares is calculated using the lesser of:
(i) 80% of the price per share of common stock used in the transaction, or
(ii) a price based on a $5,000,000 valuation cap (as defined above).

Maturity Conversion
If the Note remains outstanding on or after the September 30, 2025 maturity date, it will automatically convert into common stock. The number of shares is determined by dividing the outstanding balance by a price based on a $2,000,000 valuation cap, using the fully diluted equity count immediately prior to maturity.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreement for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2024	2023
SAFE - 2023	2023	$ 8,000,000	$ 40,000	80%	$ 40,000	$ 40,000
SAFE - 2024	2024	8,000,000	1,275,000	80%	1,275,000	-
SAFE - 2024	2024	not set	2,454,530	85%	2,900,030	-
SAFE - 2023	2023	4,000,000	500,000	80%	500,000	500,000
Fair Value in Excess of Stated Value of Derivative Instrument					$ 723,495	$ 112,050
Total SAFE(s)			$ 4,269,530		$ 5,438,525	$ 652,050

Liquidity Event
If a Liquidity Event (such as a Change of Control, Direct Listing, or IPO) occurs before the SAFE is terminated or converted, the investor will automatically be entitled to receive the greater of:
- o (i) a cash payment equal to the original Purchase Amount ("Cash-Out Amount"); or
- o (ii) the Conversion Amount, representing the value of shares of Common Stock calculated as the Purchase Amount divided by the Liquidity Price.
    If the Company's security holders are offered choices in the form of consideration (cash, stock, etc.), the SAFE investor will be given the same option, subject to applicable eligibility requirements.

Equity Financing
If the Company completes an Equity Financing before the SAFE terminates, the SAFE will automatically convert into the greater of:
- o The number of shares equal to the Purchase Amount divided by the lowest price per share of the new Preferred Stock sold in the round, or
- o The number of shares equal to the Purchase Amount divided by the Discount Price (20% discount to the new round price).

Dissolution Event
If the Company undergoes dissolution (including bankruptcy or liquidation) before the SAFE converts or terminates, the investor is entitled to receive the Cash-Out Amount (equal to the Purchase Amount) immediately prior to the dissolution.

Liquidation Priority
In a Liquidity or Dissolution Event:
- o SAFE investors' rights to their Cash-Out Amount rank junior to Company creditors and unconverted convertible noteholders, pari passu with other SAFEs and Preferred Stock, and senior to Common Stock.
- o If converted to Common Stock, the investor's rights rank pari passu with other Common Stock and similarly converted instruments, and junior to any liquidation preference claims.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 855,555 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value on the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-	$ 0.18	-
Granted	250,395		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	250,395	$ 0.18	10.17
Exercisable Options at December 31, 2023	140,096	$ 0.18	10.17
Granted	491,664	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	742,059	$ 0.18	9.16
Exercisable Options at December 31, 2024	162,199	$ 0.18	9.16

The weighted-average grant-date fair value of options granted in 2024 and 2023 was $1.33. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2024, was $215,699 and $186,305, respectively.

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $104,256 and $41,634, respectively.

Warrants

In October 2023, the Company issued a warrant to purchase 56,315 shares of its Common Stock to a third-party holder. The warrant has a term of 10 years, an exercise price of $1.01 per share, and may be exercised at any time during the exercise period. The warrant also provides for net exercise at the holder's election, in which case the number of shares received is determined based on the difference between the fair market value of the shares and the exercise price.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-		-
Granted	56,315	$ 0.01	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	56,315	$ 0.01	9.81
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	56,315	$ 0.01	8.81

The Company recognized warrant expense of $74,890 during the year ended December 31, 2023, which is included in general and administrative expenses.

8.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 5,000,000 shares of common stock have been issued and are outstanding.

Equity transactions are recorded by allocating proceeds between common stock at par value and additional paid-in capital. Costs directly attributable to equity issuances are recorded as a reduction of additional paid-in capital.

Holders of the Company's common stock are entitled to one vote per share and to receive dividends if and when declared. As of December 31, 2024, no dividends had been declared.

As of December 31, 2024, the Company had reserved 113,496 shares of common stock for future issuance under its equity incentive plan.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,183,272)	$ (300,952)
Valuation Allowance	1,183,272	300,952
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,555,385)	$ (372,112)
Valuation Allowance	1,555,385	372,112
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,655,944. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

On August 25, 2022, the Company entered into a promissory note agreement with David E. Cook, the Company's Chief Executive Officer, in the principal amount of $50,000. The note bears interest at a rate of 3% per annum. The outstanding principal and accrued interest are due in full on August 25, 2032. As of December 31, 2024 and 2023, the outstanding balance was $50,000.

On the same date, August 25, 2022, the Company entered into a separate promissory note agreement with Your Home Here, LLC, a related party holding more than 40% ownership in the Company. The note bears interest at 3% per annum, with the outstanding principal and accrued interest due in full on August 25, 2032. As of December 31, 2024 and 2023, the outstanding balance was $105,000.

In October 2023, the Company entered into a promissory note agreement with Your Home Here, LLC, a related party holding more than 40% ownership in the Company. The note was issued in the principal amount of $250,000. The entire outstanding balance was repaid in full during the year ended December 31, 2024.

On September 7, 2022, the Company issued a convertible note in the principal amount of $500,000 to Your Home Here, LLC, a related party holding more than 40% ownership in the Company. The note bears interest at a rate of 5% per annum and matures on September 30, 2025. As of December 31, 2024 and 2023, the outstanding balance was $500,000.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,648,214, an operating cash outflow of $3,829,616 and liquid assets in cash of $8,419, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

In 2025, the Company issued Simple Agreements for Future Equity ("SAFE") in $2,586,000. The discount rate is set to 85%.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

Form of Security

RACING PRODIGY, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of:

RACING PRODIGY, INC.
2212 S Chickasaw Trail Unit 2164
Orlando, FL 32825

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Racing Prodigy, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors shares of its Common Stock, $0.0001 par value per share ("**Securities**") at a price of $6.00 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,998 (the "**Maximum Offering Amount**"). The Company intends to issue whole shares, rounded down to the nearest whole number of shares. If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: the greater of (A) the amount determined pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $1,000,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $1,000,000.01 in the Offering, but not exceeding $3,000,000.00, and (3) three percent (3%) of any amounts raised exceeding $3,000,000.01 in the Offering, but not exceeding $5,000,000.00; or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/racingprodigy (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.   Closing.

(a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii)   Investor shall have delivered to the Company an executed joinder, which is attached hereto as **Exhibit A**, as a condition to the issuance of the Securities, agreeing to be bound as an "Stockholder" in accordance with Section 4.14 of that certain First Amended and Restated Stockholders Agreement dated September 6, 2022 ("**Stockholders Agreement**"), which is attached hereto as **Exhibit B**; and

(iv)   the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may withdraw the Offering at any time by filing a Form C-W, in which case the Company will return all funds to Investors. If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five (5) business days prior to the end of the Offering. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Investor's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the

Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Stockholders Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, each as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company, the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company, the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of

the Investor.

9.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11.   Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority of the investors in this Offering.

15.   Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22. <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23. <u>Tokenization and Fractionalization</u>. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

COMPANY:

RACING PRODIGY, INC.

By: _____
Name: David K. Cook
Title: President

INVESTOR:

By: _____
Name: _____
Title: _____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

EXHIBIT A
(Joinder to the First Amended and Restated Stockholders Agreement dated September 6, 2022)

Racing Prodigy, Inc.
Joinder To First Amended and Restated Stockholders Agreement

This JOINDER TO THE FIRST AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "**Supplement**") is dated as of _____, 2025 between Racing Prodigy, Inc. a Delaware corporation (the "**Corporation**"), and _____ ("**New Stockholder**").

STATEMENT OF PURPOSE

The Corporation has entered into that certain First Amended and Restated Stockholders Agreement dated September 6, 2022, among the Corporation and the Stockholders of the Corporation designated on the signature pages thereto, a copy of which has been provided to the New Stockholder (as amended or supplemented, the "**Stockholders Agreement**"). Pursuant to the terms of the Stockholders Agreement, the New Stockholder is required to execute this Supplement for the purposes of making such person a party to the Stockholders Agreement. The New Stockholder has agreed to execute this Supplement in consideration of the receipt of his, her or its shares of capital stock of the Corporation.

NOW, THEREFORE, the Corporation and the New Stockholder agree as follows:

1. <u>Defined Terms</u>. All capitalized undefined terms used in this Supplement have the meanings assigned thereto in the Stockholders Agreement.

2. <u>Joinder of New Stockholder</u>. The New Stockholder hereby agrees to become a party to the Stockholders Agreement with all right, title and interest as a Stockholder thereunder and subject to all of the terms and conditions thereof. The New Stockholder's notice address for purposes of the Stockholders Agreement is as set forth below.

IN WITNESS WHEREOF, the Corporation and the New Stockholder have executed this Supplement, this day of _____, 2025.

CORPORATION: **NEW STOCKHOLDER:**

RACING PRODIGY, INC.

By: _____   By: _____
Name: Name:
Title: Title:
                                                                Address:

14

EXHIBIT B
(First Amended and Restated Stockholders Agreement dated September 6, 2022)

Execution Version

FIRST AMENDED AND RESTATED
STOCKHOLDERS AGREEMENT

THIS FIRST AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated as of September 6, 2022 (this "***Agreement***"), by and among Racing Prodigy, Inc. a Delaware corporation (the "***Corporation***"), and the stockholders of the Corporation who execute this Agreement (collectively referred to as "***Stockholders***" and separately referred to as "***Stockholder***").

STATEMENT OF PURPOSE

WHEREAS, the Stockholders presently own the shares of the capital stock of the Corporation (the "***Capital Stock***") specified opposite their names on Exhibit A attached hereto , which constitute 100% of the issued and outstanding common stock, $.001 par value per share, of the Corporation; and

WHEREAS, the parties hereto desire to promote their mutual interests and the interest of the Corporation by imposing certain restrictions and obligations on themselves, the Corporation and on the shares of Capital Stock as set forth in this Agreement; and

WHEREAS, the parties hereto have entered into that Stock Repurchase Agreement dated August 25, 2022 (the "**Stock Repurchase Agreement**"), regarding the shares of Capital Stock of Stockholder David K. Cook ("**Cook**") and

WHEREAS, the parties hereto entered into that Stockholders Agreement dated August 25, 2022 (the "**Original Stockholders Agreement**"), and now desire herewith to completely amend, restate and supersede the Original Stockholders Agreement with this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
COVENANTS OF EACH STOCKHOLDER

1.1.   Representations, Warranties and Covenants of Each Stockholder. Each Stockholder represents and warrants to, and covenants and agrees with, the Corporation that such Stockholder has full legal right, power and authority (including the due authorization by all necessary corporate action) to enter into this Agreement and to perform such Stockholder's obligations hereunder without the need for the consent of any other person; and this Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with the terms hereof.

1.2.   Legend. The certificates representing all shares of Capital Stock of the Corporation, and any securities convertible into or exchangeable for such Capital Stock, and any options, warrants or other rights to acquire such capital stock or securities, now or hereafter held by any party hereto, including shares of Capital Stock and all other securities of the Corporation (or a successor to the Corporation) received on account of ownership of the Capital Stock including all securities issued in connection with any merger, consolidation, stock dividend, stock distribution, stock split, reverse stock split, stock combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof ("***Securities***") shall bear the following legend in addition to any other legend required under applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE

TRANSFERRED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, SATISFACTORY TO THE CORPORATION, THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS AGREEMENT BY AND AMONG THE CORPORATION AND THE HOLDERS SPECIFIED THEREIN, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. THE SALE, TRANSFER OR OTHER DISPOSITION OF THE SECURITIES IS SUBJECT TO THE TERMS OF SUCH AGREEMENT AND THE SECURITIES ARE TRANSFERABLE ONLY UPON PROOF OF COMPLIANCE THEREWITH.

   1.3. <u>Restrictions on Transfers of Securities</u>. The following restrictions on Transfer (as defined below) shall apply to all Securities owned by any Stockholder or Permitted Transferee (as defined below):

   (a) No Stockholder or Permitted Transferee shall Transfer (other than in connection with a redemption or purchase by the Corporation) any Securities unless (i) such Transfer is to a person or entity approved in advance in writing by the Board of Directors of the Corporation and (ii) such Transfer otherwise complies with the provisions of this Section 1.3 (and Section 1.4 if requested by the Corporation) as conditions precedent to such Transfer (the transferee of a Transfer meeting the requirements of Section 1.3(a)(i) and (ii) shall be a *"**Permitted Transferee**"*). Any purported Transfer in violation of this Agreement shall be null and void and of no force and effect and the purported transferee shall have no rights or privileges in or with respect to the Corporation. As used herein, "***Transfer***" includes the making of any sale, exchange, assignment, hypothecation, gift, security interest, pledge or other encumbrance, or any contract therefor, any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in any of the Securities, the creation of any other claim thereto or any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in or to such Securities, other than an exchange of any Securities by a Stockholder or Permitted Transferee for other securities of the Corporation.

   (b) Prior to any proposed Transfer of any Securities, the holder thereof shall give written notice to the Corporation describing the manner and circumstances of the proposed Transfer and shall establish to the reasonable satisfaction of the Corporation that the proposed Transfer of the Securities may be effected without registration under the Securities Act and applicable state securities laws, including without limitation, if reasonably required by the Corporation, by providing a written opinion of legal counsel, addressed to the Corporation and the transfer agent, if other than the Corporation, reasonably satisfactory in form and substance to each addressee, to the effect that the proposed Transfer of the Securities may be effected without registration under the Securities Act and applicable state securities laws. Each certificate evidencing the Securities transferred shall bear the legends set forth in Section 1.2, except that such certificate shall not bear such legend if the opinion of counsel referred to above is to the further effect that such legend is not required in order to establish compliance with any provision of the Securities Act or applicable state securities laws. The transferring Stockholder shall pay all reasonable fees incurred by Corporation in completing the Transfer.

   (c) Nothing in this Section 1.3 shall prevent the Transfer, free of any restrictions under this Agreement, of Securities by a Stockholder or a Permitted Transferee to one or more of its Permitted Transferees or to the Corporation; <u>provided</u>, <u>however</u>, that each such Permitted Transferee shall take such Securities only upon agreeing to being fully bound by the terms of this Agreement applicable to it with the same effect as if it were a party hereto; and <u>provided</u>, <u>further</u>, that (i) no entity or person shall be a Permitted Transferee unless such transferee executes a joinder to this Agreement in substantially the form attached hereto as <u>Exhibit B</u>, which joinder states with respect to any Permitted Transferee other than a natural person, that such Permitted Transferee agrees to Transfer such Securities to the Stockholder from whom such Permitted Transferee received such Securities immediately prior to the occurrence of any event which would result in such person no longer being a Permitted Transferee of such Stockholder, and (ii) no Transfer shall be effected except in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom.

1.4.   Right of First Refusal.

(a) Offering Notice. Except for a Transfer to a Permitted Transferee (a "**_Permitted Transfer_**"), if any Stockholder (an "**_Offering Stockholder_**") desires to Transfer all or part of such Stockholder's Securities to any person or entity (other than in a Permitted Transfer, unless the Corporation requires compliance with this Section 1.4), such Offering Stockholder shall give written notice thereof (the "**_Offering Notice_**") to the Corporation and the other Stockholders holding Capital Stock ("**_Stockholders_**"). The Offering Notice shall state (i) the type and amount of Securities to be transferred (the "**_Offered Securities_**"), (ii) the name of the prospective person or entity (the "**_Prospective Stockholder_**") to whom the Offering Stockholder desires to Transfer such Offered Securities, (iii) the price of the Offered Securities to be paid by the Prospective Stockholder, which price must be payable in cash, (iv) that the proposed purchase of the Offered Securities shall be consummated no later than 60 days after the expiration of the options referred to in Sections 1.4(b) and (c) and (v) that the offer of the Prospective Stockholder has been accepted by the Offering Stockholder subject to the rights of the Corporation and the Stockholders contained in this Section 1.4.

(b) Corporation Option to Purchase. For a period of five (5) business days after receipt of the Offering Notice, the Corporation shall have the option to purchase all the Offered Securities on the same terms contained in the Offering Notice on which the Prospective Stockholder has agreed to purchase the Offered Securities. The Corporation's option to purchase the Offered Securities hereunder shall be exercisable by delivering written notice to such effect, prior to the expiration of such option period, to the Offering Stockholder and the other Stockholders. The failure of the Corporation to exercise its option to purchase all of the Offered Securities within such five (5) business day period shall be deemed to be a waiver of its right to purchase the Offered Securities.

(c) Stockholder's Option to Purchase. If the Corporation elects not to purchase any or all of the Offered Securities pursuant to Section 1.4(b), then each other Stockholder (the "**_Other Stockholder_**") shall have the option, for a period of fifteen (15) days after the earlier of the expiration or express rejection of the Corporation's five (5) business day option in Section 1.4(b), to purchase, on the same terms contained in the Offering Notice on which the Prospective Stockholder has agreed to purchase the Offered Securities, such Other Stockholder's pro rata share of such Offered Securities not purchased by the Corporation pursuant to Section 1.4(b). Each Other Stockholder's pro rata share, for purposes of this Section 1.4, is equal to the ratio of (i) the number of shares of Capital Stock owned by such Other Stockholder as of the date of the Offering Notice to (ii) the total number of shares of Capital Stock owned by all Other Stockholders as of the date of the Offering Notice. Each Other Stockholder's option to purchase Offered Securities hereunder shall be exercisable by delivering written notice to such effect, prior to the expiration of such option, to the Offering Stockholder and the Corporation (a "**_Purchaser's Notice_**"), and stating therein the quantity of Offered Securities to be purchased. The failure of any Other Stockholder to exercise such Other Stockholder's option to purchase Offered Securities within such fifteen (15) day period shall be deemed to be a waiver of such Other Stockholder's right to participate in the purchase of the Offered Securities.

(d) Sale by Offering Stockholder. Unless the Corporation or the Other Stockholders collectively elect to purchase all of the Offered Securities, the Offering Stockholder shall be free to Transfer all, but not less than all, of the Offered Securities not purchased by the Corporation or the Other Stockholders to the Prospective Stockholder in accordance with the terms set forth in the Offering Notice; provided, that if such sale is not consummated within sixty (60) days after the expiration of the options set forth in this Section 1.4, the restrictions provided for herein shall again become effective, and no Transfer of such Offered Securities may be made thereafter (other than a Transfer to a Permitted Transferee) by the Offering Stockholder without again offering the same to the Corporation and the Other Stockholders in accordance with this Section 1.4.

(e) Closing. The closing of any purchase of the Offered Securities by the Corporation or Other Stockholders pursuant to this Section 1.4 shall take place remotely via the exchange of documents and signatures no later than sixty (60) days after the date of expiration of the options referred to in Sections 1.4(b) and (c) above, or at such other time and place as the parties to the transaction may agree. At such closing, the Offering Stockholder shall deliver the Offered Securities, duly endorsed for Transfer and accompanied by all requisite stock transfer taxes, if any, and the Offered Securities to be Transferred shall be free and clear of any liens, claims or encumbrances (other than restrictions imposed by this Agreement and pursuant to applicable federal and state securities laws) and the Offering Stockholder shall so represent and warrant and shall also represent and warrant that it is the record and beneficial owner of such Offered

Securities. The Corporation and the Other Stockholders participating in the purchase shall deliver at such closing, by certified or official bank check or by wire transfer of immediately available funds, payment in full for such Offered Securities.

    1.5.   Drag Along Rights.

    (a) If the Corporation receives (i) a bona fide offer in writing to consummate a Change of Control (as defined herein) of the Corporation (an "***Approved Sale***") or (ii) a bona fide offer in writing from a third party not affiliated with any Stockholder to purchase additional Securities to be issued by the Corporation ("***Approved Financing***") (an Approved Sale and Approved Financing shall collectively be an "***Approved Transaction***"), and the majority of the members of the Board of Directors, and   Stockholders owning more than fifty percent (50%) of the issued and outstanding Capital Stock of the Corporation (a "**Majority in Interest**") approve the consummation of such Approved Transaction, then each Stockholder shall take all actions necessary or reasonably requested to consummate any Approved Transaction, including, without limitation, as set forth in this Section 1.5.

    (b) In the event such transaction requires the approval of the Stockholders of the Corporation, if the matter is to be brought to a vote at a Stockholder meeting, after receiving proper notice of any meeting of Stockholders of the Corporation to vote on the approval of an Approved Transaction, to be present, in person or by proxy, as a holder of the Corporation's shares of Capital Stock, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and to vote (in person, by proxy or by action by written consent, as applicable) all of their shares of Capital Stock in favor of such Approved Transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Approved Transaction; to refrain from exercising and waive all rights of appraisal under applicable law in connection with the Approved Transaction; and to execute and deliver all related documentation including, without limitation, delivering all certificates representing shares of Capital Stock, options and/or warrants held by such party, provided, that if any such certificate, option or warrant is lost, such party shall execute an affidavit of lost certificate, option or warrant in a form acceptable to the Corporation, and take such other action in support of the Approved Transaction as shall reasonably be requested by the Board.

    (c) The obligations of the Stockholders pursuant to this Section 1.5 are subject to the satisfaction of the following conditions: (i) all Stockholders shall receive the same proportion and amounts of the aggregate consideration from such Approved Transaction for their securities that such Stockholders would have received if such aggregate consideration had been distributed by the Corporation in complete liquidation pursuant to the rights and preferences set forth in the Certificate of Incorporation as in effect immediately prior to such Approved Transaction; (ii) if any Stockholders of any class of shares of Capital Stock are given an option as to the form and amount of consideration to be received, all Stockholders of such class will be given the same option; and (iii) no Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Transaction (excluding modest expenditures for postage, copies, etc.) and no Stockholder shall be obligated to pay more than such Stockholder's pro rata share, based on the Stockholder's percentage of ownership of the Corporation, of reasonable expenses incurred in connection with a consummated Approved Transaction to the extent such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Corporation or the purchaser (costs incurred by or on behalf of a Stockholder for such Stockholder's sole benefit will not be considered costs of the transaction hereunder).

    1.6.   Tag-Along Rights.

    (a) Exercise of Right. If the Stockholders constituting a Majority in Interest desire to sell all of such Stockholders' Capital Stock in the Corporation ("***Selling Stockholders***") to an unrelated third party Prospective Stockholder pursuant to a bona fide third party offer, such Selling Stockholders shall deliver a written notice (a "***Transfer Notice***") and each other Stockholder may elect to participate in the proposed Transfer, as set forth in Section 1.5(b) below and otherwise on the same terms and conditions specified in the Transfer Notice ("***Tag-Along Rights***"). If a Stockholder desires to exercise its Tag-Along Rights it must give the Selling Stockholders written notice to that effect within fifteen (15) days after the earlier of the expiration or express rejection within fifteen (15) days of the Transfer Notice, and upon giving such notice, the Stockholder shall be deemed to have effectively exercised the Tag-Along Rights.

(b) <u>Shares Includable</u>. If a Stockholder timely exercises the Tag-Along Rights by delivering the written notice provided for above in Section 1.6(a), the Stockholder may include in the proposed Transfer all or any part of the Stockholder's shares equal to the product obtained by multiplying (i) the aggregate number of shares of Capital Stock subject to the proposed Transfer by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by the Stockholder immediately before consummation of the proposed Transfer and the denominator of which is the number of all shares of Capital Stock outstanding immediately before consummation of the proposed Transfer.

(c) <u>Delivery of Certificates</u>. A Stockholder shall effect its participation in the proposed Transfer by delivering to the Selling Stockholders, no later than fifteen (15) days after such Stockholder's exercise of the Tag-Along Rights, one or more stock certificates, properly endorsed for Transfer representing the number of Capital Stock that such Stockholder elects to include in the proposed Transfer.

(d) <u>Purchase Agreement</u>. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 1.6 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other Transfer pursuant to this Section 1.6.

(e) <u>Deliveries</u>. Each stock certificate a Stockholder delivers to the Selling Stockholders pursuant to Section 0 above will be transferred to the Prospective Stockholder against payment therefor in consummation of the sale of the Capital Stockpursuant to the terms and conditions specified in the Transfer Notice and the purchase and sale agreement, and the Selling Stockholders shall concurrently therewith remit or direct payment to the Stockholder the portion of the sale proceeds to which such Stockholder is entitled by reason of the Stockholder's participation in such sale. If any Prospective Stockholder or transferees refuse(s) to purchase securities subject to the Tag-Along Rights from the Stockholders exercising their Tag-Along Rights hereunder, no Selling Stockholders may sell any Capital Stock to such Prospective Stockholder or transferees unless and until, simultaneously with such sale, such Selling Stockholders purchases all securities subject to the Tag-Along Rights from the Stockholders on the same terms and conditions (including the proposed purchase price) as set forth in the Transfer Notice.

(f) <u>Additional Compliance</u>. If any proposed Transfer is not consummated within 90 days after receipt of the Transfer Notice, the Selling Stockholders proposing the proposed Transfer may not sell any Capital Stock unless they first comply in full with each provision of this Section 1. 6. The exercise or election not to exercise any right by any Stockholders hereunder shall not adversely affect their right to participate in any other sales of Capital Stock subject to this Section 1.6.

(g) <u>Transfer Void; Equitable Relief</u>. Any proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Corporation or their transfer agent and shall not be recognized by the Corporation. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Capital Stock not made in strict compliance with this Agreement).

1.7. <u>Preemptive Rights.</u>

(a) The Corporation hereby grants to each Stockholder, for a period of twenty-four (24) months from the date such Stockholder executes this Agreement, the right to purchase such Stockholder's pro rata share of any Additional Shares of Capital Stock (as defined below, which the Corporation may, from time to time, propose to sell and issue after the date of this Agreement ("***Offered New Securities***"). Each Stockholder's pro rata share of the Offered New Securities, for purposes of this Section 1.7, is equal to the ratio of (i) the number of shares of Capital Stock owned by the Participating Stockholder immediately prior to the issuance of the Offered New Securities to (ii) the total number of shares of Capital Stock outstanding at such time, assuming conversion or exercise of all rights to convert into Capital Stock. "***Additional Shares of Capital Stock***" shall mean all shares of Capital Stock issued, other than (1) the following shares of Capital Stock and (2) shares of Capital Stock deemed issued pursuant to the following: (A) shares of Capital Stock issued as a dividend or distribution; (B) shares of Capital Stock issued by reason of a dividend, stock split, split-up or other distribution on shares of Capital Stock, shares of Capital Stock or options issued to employees or directors of, or individual consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors and Stockholders of the Corporation; (iv) shares of Capital Stock actually issued upon the exercise of options or shares of Capital Stock actually issued upon the exercise of an option and (v) shares of Capital Stock issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation.

(b)   In the event the Corporation proposes to undertake an issuance of Offered New Securities, it will cause to be given to each Stockholder a written notice setting forth the terms and conditions upon which the Stockholder may purchase such Offered New Securities (the "***Preemptive Notice***"). After receiving a Preemptive Notice, the Stockholder shall have the right to reply, in writing, within fifteen (15) days of the date of such Preemptive Notice ("***Preemptive Reply***") that the Stockholder agrees to purchase some or all of the Offered New Securities on the date of sale to the purchaser and each Stockholders who elected to purchase the Offered New Securities shall be a "***Participating Stockholder***".

(c)   If any Offered New Securities are not purchased by the Participating Stockholders, such Offered New Securities not purchased may thereafter, for a period not exceeding one hundred twenty (120) days following the expiration of such five (5) day period for a Preemptive Reply, be issued, sold or subjected to rights or options to the purchaser at a price not less than and on terms not otherwise more favorable (taken as a whole) than that at which they were offered to the Stockholders. Any such Offered New Securities not so issued, sold or subjected to rights or options to the purchaser during such one hundred twenty (120) day period will thereafter again be subject to the preemptive rights provided for in this Section 1.7.

1.8.   Termination of Rights. The covenants set forth in Sections 1.4, 1.5, 1.6, and 1.7 shall terminate and be of no further force or effect (i) immediately before the consummation of any public offering of the Corporation's Securities, (ii) when the Corporation first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Change of Control, whichever event occurs first. For purposes of this Agreement, a "***Change of Control***," means (A) any liquidation, dissolution or winding up of an entity voluntary or involuntary; (B) a sale, lease, exchange, transfer, exclusive license or other disposition (including, without limitation, by merger, consolidation, or otherwise) of all or substantially all of the assets of the an entity to a person or group; or (C) any merger, consolidation or other business combination, or a recapitalization or refinancing of an entity the result of which is that that any "person" or "group" who is not now an owner of such entity becomes the beneficial owner, directly or indirectly, of equity in such entity entitling such person or group to exercise any portion of the total voting power of then-outstanding equity of such entity in connection with the election or appointment of the entities' managers, directors or other management.

ARTICLE II
COVENANTS

2.1.   Board of Directors. Each holder of Capital Stock agrees to vote, in person or by proxy, at any annual or special Stockholders' meeting called for such purpose or by Stockholders' consent provided in lieu thereof, the shares of Capital Stock of the Corporation owned of record or beneficially by such Stockholder and entitled to vote thereon, and shall take all other necessary or desirable actions within its control (whether in such Stockholder's capacity as a stockholder, officer, or director of the Corporation), and the Corporation shall take all necessary and desirable actions within its control (including, without limitation, calling Stockholders' and directors' meetings), in order to cause the Corporation to appoint a Board of Directors with the size and composition as determined by the holders of Capital Stock; provided that (i) as long as First Principles Advisors, LLC **("*FPA*")** is a Stockholder, the Stockholders agree to vote all of their shares of Capital Stock that have the right to vote so that such persons designated in advance by FPA shall be elected as Directors, and (ii) as long as Cook is a Stockholder, the Stockholders agree to vote all of their shares of Capital Stock that have the right to vote so that Cook shall be elected as a Director. Any designee elected pursuant to this Section 2.1 shall hold office until his or her successor shall have been duly elected and qualified or he or she shall have been earlier removed from said office pursuant to the provisions hereof. No Stockholder shall (a) grant any proxy or enter into any agreements or arrangements of any kind with any Person inconsistent with the provisions of this Agreement or (b) enter into or agree to be bound by any other voting agreement or voting trust with respect to its shares. Any designee elected pursuant to this Section 2.1 shall hold office until his or her successor shall have been duly elected and qualified or he or she shall have been earlier removed from said office pursuant to the provisions hereof.

2.2.   Buy Sell Events. Upon the occurrence of any of the following events ("***Buy Sell Events***") with respect to a Stockholder, the Corporation shall have the first option and the other Stockholders ("***Remaining Stockholders***") shall have the second option to purchase all, but not less than all, of the Capital Stock owned by the Stockholder with respect to whom the Buy Sell Event has occurred:

(a)   The death of a Stockholder or adjudication of the Stockholder's incompetence by a court of competent jurisdiction.

(b)   Inability or failure of the Stockholder to perform those duties and responsibilities that have traditionally been assigned to him or her in whatever capacity as an employee, officer or director of the Corporation for a period of six (6) months or more during any twelve (12) month period due to a then-existing physical or mental condition, impairment, or incapacity, including habitual substance abuse (hereinafter collectively referred to as a "***Disability***"), such determination to be made by a majority vote of the Corporation's disinterested directors. For purposes of this Agreement, the Disability shall be deemed to have occurred at the date on which the determination of Disability is made.

(c)   Conviction of the Stockholder of a felony criminal offense or other crime of moral turpitude, or the event of any fraud or embezzlement against the Corporation.

(d)   An Event of Bankruptcy with respect to the Stockholder. As used herein, "***Event of Bankruptcy***" is, with respect to any person: (i) an adjudication or order for relief by a State or Federal Court that such person is bankrupt or insolvent or is subject to Chapter 11 or any reorganization proceeding; or ii) the filing by such person of a voluntary petition in any State or Federal Court to be adjudicated a bankrupt or to subject such person to Chapter 11 or any reorganization proceeding; or (iii) the filing by a third party of an involuntary petition in any State or Federal Court to have such person adjudicated bankrupt or insolvent, or for an order for relief, or to subject such person to the provisions of Chapter 11 or any reorganization proceeding or to obtain the appointment of a receiver which is not dismissed within one hundred twenty (120) days of the date of the filing; or (iv) the making by such person of an assignment for the benefit of creditors.

(e)   Any material breach of this Agreement by a Stockholder which is not cured within thirty (30) days after written notice of such breach is given to the Stockholder.

(f)   A Change of Control in respect of a Stockholder, unless such Change of Control is approved by the other Stockholders. For purposes of this Agreement, a "***Change of Control***," in respect of any Stockholder that is an entity, means (A) any liquidation, dissolution or winding up of the Stockholder voluntary or involuntary; (B) a sale, lease, exchange, transfer, exclusive license or other disposition (including, without limitation, by merger, consolidation, or otherwise) of all or substantially all of the assets of the Stockholder to a person or group; or (C) any merger, consolidation or other business combination, or a recapitalization or refinancing of the Stockholder the result of which is that any "person" or "group" who is not now an owner of such Stockholder becomes the beneficial owner, directly or indirectly, of equity in such Stockholder entitling such person or group to exercise any portion of the total voting power of then-outstanding equity of such Stockholder in connection with the election or appointment of the Stockholder's managers, or other management.

(g)   Any Stockholder resigns or terminates his or her employment or services as an independent contractor with the Corporation or is discharged by the Corporation, with or without Cause (as defined herein).

2.3.   Notice of Buy Sell Event. Upon the occurrence of a Buy Sell Event, the Withdrawing Stockholder (as defined below) (or his, her or its legal representative) immediately shall give written notice (the "***Option Notice***") to the Corporation and the Remaining Stockholders, which notice shall state that an Buy Sell Event giving rise to an option to purchase the Stockholder's Capital Stock has occurred, shall describe the general nature of the event and cite to the provision in this Agreement describing the event, and shall state the date on which the Buy Sell Event occurred. If the Stockholder with respect to whom the event has occurred (or to his, her or its legal representative) ("***Withdrawing Stockholder***") does not provide the Option Notice and the Corporation or the Remaining Stockholders nevertheless learn of the occurrence of such event, such party may, but shall not be required to, provide to the other parties to this Agreement the Option Notice.

2.4.   Exercise of Options. In order to exercise the option granted pursuant to Section 2.3 above, the Corporation shall deliver notice to Withdrawing Stockholder as to whether or not it chooses to exercise its option within thirty (30) days of the delivery of the Option Notice after which time the option hereby granted to the Corporation shall expire. The determination of whether the Corporation shall exercise its option to acquire Capital Stock of the Withdrawing Stockholder as the result of the occurrence of a Buy Sell Event shall be made by the Corporation's directors; provided, that the Withdrawing Stockholder, if a director, shall not vote on this issue. If the Corporation does not exercise its option to purchase the Capital Stock within the time required, the Remaining Stockholders shall thereupon have an option to acquire all, but not less than all, of the Capital Stock owned by the Stockholder with respect to whom the Buy Sell Event has occurred. The Remaining Stockholders shall deliver notice to all of the Stockholders and the Corporation as to whether or not they choose to exercise their option, such notice to be sent no later than sixty (60) days after the date of delivery of the Option Notice, after which time the option hereby granted to the Remaining Stockholders shall expire and shall have the rights to purchase such Withdrawing Stockholder's Capital Stock on a pro rata basis based on the amount of shares each such Remaining Stockholder owns over the number of shares of all Remaining Stockholders. If a Remaining Stockholder does not exercise its rights, the other Remaining Stockholders shall have the right to increase their purchase of the Withdrawing Stockholder's Capital Stock as mutually agreed between the other Remaining Stockholders

2.5.   Buy Sell Events Purchase Price. Upon the exercise of the Option Notice, any purchase of Capital Stock for a Buy Sell Event shall be for a price (the "***Purchase Price***") equal to:

(a)   If the Buy Sell Event is a Buy Sell Event under Sections 2.2 (a) or (b), then the Corporation's and the other Remaining Stockholder's successive options shall be to purchase the Capital Stock of such Withdrawing Stockholder to whom the Buy Sell Event occurred for a price equal to a price as follows: (A) the Withdrawing Stockholder and the Corporation (acting on behalf of all Persons who have options to purchase hereunder) shall attempt in good faith to agree on the fair market value of the Withdrawing Stockholders Capital Stock, when applicable; (B) if they are unable to agree, in writing, on the fair market value of the Capital Stock within thirty (30) days following the date of the Buy Sell Event, the fair market value shall be determined by the greater of the following, which must have occurred within six (6) months prior to the Buy Sell Event, (1) the valuation of all of the Corporation's Capital Stock at the time such Capital Stock are sold to an unaffiliated third party and a valuation is placed on the Corporation's Capital Stock; or (2) the valuation of all of the Corporation's Capital Stock at the time of a sale of Capital Stock as a result of a previous Buy Sell Event; or (C) if none of the above is applicable, fair market value of the Capital Stock shall be determined by the Agreed to Value of all Capital Stock being sold shall be the agreed to purchase price but no less than the amount of capital invested in the Corporation by the Withdrawing Stockholder. As used herein, "***Agreed to Value***" shall be determined by the formula set forth in Exhibit C.

(b)   If the Buy Sell Event is a Buy Sell Event under Sections 2.2(c) through (f), then the Corporation's and the Remaining Stockholder's successive options shall be to purchase the Withdrawing Stockholder's Capital Stock for the greater of (A) the Corporation's Book Value (as determined by the Corporation's regular outside accountants) times the Capital Stock of the Withdrawing Stockholder, or (B) the amount of capital invested in the Corporation by the Withdrawing Stockholder.

I   If the Buy Sell Event is a Buy Sell Event under Section 2.2(g), then the Corporation's and the Remaining Stockholder's successive options shall be to purchase the Withdrawing Stockhol'er's Capital Stock (A) if the termination of employment or services of the Stockholder is by the Corporation for Cause (as defined herein), at the Capital Stock's par value of $.001 per share, or (B) if the termination of employment or services of the Stockholder is not by the Corporation for Cause, at the price of the Withdrawing Stockhol'er's Capital Stock as determined under Section 2.5(a). Notwithstanding the foregoing, if the Buy Sell Event is a Buy Sell Event under Section 2.2(g) resulting from any resignation or any termination of Cook's employment with the Corporation prior to September 1, 2026, then the provisions of the Stock Repurchase Agreement shall apply and shall govern in the event of any conflict with the provisions of this Agreement. For the avoidance of doubt, the provisions of the Stock Repurchase Agreement and the distinction therein between "Vested" and "Unvested" shares of Capital Stock of Cook apply only in case of a Buy Sell Event under Section 2.2(g) regarding Cook. For all other purposes, including but not limited to the voting of Cook's shares of Capital Stock or a sale of the equity of the Corporation or the assets of the Corporation and any resulting distributions to be received by Stockholders there shall be no distinction between "Vested" and "Unvested" shares of Capital Stock and Cook shall be considered fully vested with regard to all of his Capital Stock.

(i)   For purposes of this Agreement, "***Cause***" shall, with respect to an individual Withdrawing Stockholder, means (A) commission by such Withdrawing Stockholder of a willful and material act of dishonesty in the course of Withdrawing Stockholder's duties hereunder including, without limitation, an act of fraud, misappropriation or embezzlement; (B) conviction of such Withdrawing Stockholder by a court of competent jurisdiction of a crime constituting a felony or conviction in respect of any act involving fraud, dishonesty or moral turpitude; (C) such Withdrawing Stockholder's performance under the influence of illegal drugs or the abuse of legal drugs, or continued habitual intoxication, during working hours; (D) such Withdrawing Stockholder's willful and continuing refusal to perform duties and responsibilities inherent in his position with the Corporation, consisting of the Withdrawing Stockholder's refusal or intentional failure to take specific action requested that, if not taken, would be materially detrimental to the performance of Withdrawing Stockholder's overall responsibilities that are within Withdrawing Stockholder's individual control and consistent with Withdrawing Stockholder's duties and responsibilities under this Agreement or any laI(E) such Withdrawing Stockholder's material breach of this Agreement (other than as a result of illness, injury or incapacity) and failure to cure such breach within 30 days after notice thereof; or (F) such Withdrawing Stockholder's intentional misconduct or gross negligence which caused material damages to the Corporation. In the case of conduct described in (C) or (D) above that is capable of being promptly cured, in the case of the first occurrence of such conduct it shall not constitute "Cause" unless, the other Withdrawing Stockholders shall give such Withdrawing Stockholder written notice of such violation stating the conduct deemed to be Cause, and provide such Withdrawing Stockholder thirty (30) days from such notice to cure; *provided* that any future occurrences of the same conduct shall constitute "Cause" without the need to provide notice.

2.6.   <u>Terms of Payment; Closing; Inability to Pay</u>. Unless otherwise specified under the terms of this Agreement, the Purchase Price for the Capital Stock under this Article II shall be paid as follows:

(a)   <u>Payment in Full at Closing.</u> The buyer of Capital Stock may pay the full amount of the purchase price in cash or by certified check at the Closing (as hereinafter defined);

(b)   <u>Installment Purchase.</u> Alternatively, in the event the Purchase Price is greater than $50,000, the buyer of the Capital Stock may pay, upon such other terms as the parties shall agree, or, if no agreement is reached, in installments as follows: (a) thirty three percent (33%) of the total Purchase Price shall be paid by cash or certified check at the Closing on the purchase; and (b) the balance due on the Purchase Price shall be evidenced by a promissory note, executed and delivered by the buyer and made payable to the Withdrawing Stockholder or his or her estate. The promissory note shall provide for payment of the balance in two (2) equal annual installments, with the first installment payable on the first day of the month following the first anniversary of the Closing. The unpaid principal balance of such note shall bear interest at the prime rate (the "***Prime Rate***") of interest as published in the <u>Wall Street Journal</u> on the Computation Date (or, if the <u>Wall Street Journal</u> is not published on such date, the most recent preceding date on which the <u>Wall Street Journal</u> was published), compounded monthly, accruing from such date through the date immediately prior to the date the final principal installment is due. The buyer shall have the right to prepay any portion or all of the balance of the purchase price at any time without penalty.

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2.7. <u>Closing.</u> A closing shall be held for all purchases of Capital Stock under this Agreement at the offices of the Corporation, no later than on the sixtieth (60th) day following the death of the Withdrawing Stockholder or the exercise of the option to purchase the Withdrawing Stockholder's Capital Stock, as applicable, or on such other date or at such other time and place as the parties to the closing shall agree in writing (the "***Closing***"). At the Closing, the Withdrawing Stockholder or his, her or its legal representative (as the case may be) shall deliver to the buyer the Capital Stock certificate(s) evidencing the Capital Stock to be sold or redeemed, properly endorsed in blank with all transfer and excise taxes paid (and, where appropriate, the stamps affixed thereto); and in the event of death, the Withdrawing Stockholder's legal representative shall also deliver copies of his, her or its letters testamentary or authority to act on behalf of the estate, a certified copy of the deceased's will (if the Withdrawing Stockholder had a will), and a release or tax waiver from the appropriate taxing authorities that the Capital Stock transferred are not subject to taxes. The Withdrawing Stockholder or the Withdrawing Stockholder's legal representative shall warrant that the Capital Stock are transferred free and clear of all liens, encumbrances and claims. The buyer shall deliver to the seller cash or a certified check for the amount of the purchase price required to be paid at Closing and a promissory note for the balance of the purchase price, and, if the buyer is a corporation, certified copies of corporate resolutions authorizing the purchase.

Notwithstanding anything to the contrary contained in this Agreement, the Corporation shall not be required to purchase any Capital Stock or to make any payment for the purchase of any Capital Stock, to the extent that: (i) such purchase or payment would, at the time the Corporation incurs the obligation to purchase the Capital Stock, violate any applicable statute or law, or any provision of the Corporation's charter or bylaws, or any existing agreement to which the Corporation is a party; or (ii) payment would, at the time the Corporation incurs the obligation to purchase the Capital Stock, render the Corporation insolvent. If the Corporation is prevented by the terms hereby from purchasing or making a payment for any Capital Stock which it would otherwise be required to purchase or make payment for, the Corporation shall purchase so much of the Capital Stock or make so much of the required payment as it can without violating the terms hereof and shall have a continuing obligation to the Withdrawing Stockholder (or his, her or its estate) to make the remaining purchases or payments. Until the obligation to purchase or pay for the Capital Stock has been satisfied in full, the Corporation shall use its best efforts to obtain any waiver or consent or to take any other action to authorize or permit the purchase or payment required by this Agreement and shall furnish to the Withdrawing Stockholder copies of all financial statements of the Corporation not less than annually during the period in which the Corporation is unable to make any required purchase or payment.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1. <u>Initial Capital Contributions</u>. Contemporaneously with the execution of this Agreement, the Stockholders have each contributed cash or property to the Corporation as set forth on <u>Exhibit D</u> attached hereto and as maintained in the financial records of the Corporation ("***Capital Contribution***"). No interest shall be paid on any contribution to the capital of the Corporation.

3.2. <u>Additional Funds.</u>

(a) At such time as all of the Stockholders determine that the Corporation requires additional capital contributions for its operations or otherwise, they may by unanimous consent require that additional capital contributions be made by them (the "***Capital Call***"). The Stockholders by unanimous consent shall provide themselves with written notice (the "***Capital Call Notice***") stating the total amount of additional capital contributions needed and each Stockholder's proportion based on their shares of Capital Stock (the "***Additional Capital Contribution***"), a specified due date at least ten (10) days after the date of such Capital Call Notice (the "***Capital Due Date***"), and a brief statement confirming the need for such Additional Capital Contribution and how it will be used.

(b) Following a Capital Call Notice, each Stockholder ("***Advancing Stockholder***") shall contribute when due cash to the Corporation in an amount equal to the Additional Capital Contribution specified in the Capital Call Notice multiplied by the Stockholder's shares of Capital Stock. When an Advancing Stockholder makes his, her or its Additional Capital Contribution to the Corporation, then such Advancing Stockholder shall be credited in exchange therefor with the number of shares of Capital Stock equal to the quotient of the amount of the Additional

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Capital Contribution divided by the price per share in effect on the date of this Agreement and as established by the Majority in Interest for such Capital Call.

3.3.   Accredited Investor; Purchase for Own Account. Each Stockholder has knowledge and experience in financial and business matters and in making high-risk investments of this type that the Stockholder is capable of evaluating the merits and risks of the investment contemplated by this Agreement and making an informed investment decision with respect thereto. Each Stockholder has reviewed such other information regarding the Corporation and its business, operations, market potential, capitalization, financial condition and prospects, and all other matters deemed relevant by the applicable Stockholder. If a Stockholder has invested in the Corporation, the Stockholder represents that it is an "accredited investor" as such term is defined in Regulation D under the Securities Act. The Stockholder represents to the Corporation that it is purchasing shares of Capital Stock for its own account, for investment only and not with a view to, or any present intention of, effecting a distribution of such shares of Capital Stock or any part thereof except pursuant to a registration or an available exemption under applicable law. Each Stockholder acknowledges that its shares of Capital Stock have not been registered under the Securities Act or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws or exemption from such registration is available.


ARTICLE IV
MISCELLANEOUS


4.1.   Amendment and Modification. This Agreement may not be amended or modified, or any provision hereof may not be waived, unless such amendment or waiver is set forth in a writing executed by (a) the Corporation and (b) a Majority in Interest of the outstanding Capital Stock; provided, however, that if any amendment adversely affects the rights of one or more classes, groups or series of Stockholders without having the same adverse effect on the rights of other Stockholders, then such class, group or series, as applicable, of Stockholders must approve any such amendment by a vote of or written consent from the holders of the affected class, group or series of Securities, each voting as a separate class, group or series of Securities. Any waiver or amendment effected in accordance with the terms hereof shall be binding upon all Stockholders and the Corporation. Upon the effectuation of each such waiver or amendment, the Corporation shall promptly give written notice thereof to the Stockholders who have not previously consented thereto in writing. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

4.2.   Survival of Representations and Warranties.   All representations, warranties, covenants and agreements set forth in this Agreement will survive the execution and delivery of this Agreement and the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by or on behalf of the Corporation or a Stockholder.

4.3.   Successors and Assigns; Entire Agreement. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and executors, administrators and heirs. This Agreement sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions and understandings of any and every nature among them. Specifically, this Agreement completely amends, restates and supersedes the Original Stockholders Agreement.

4.4.   Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

4.5.   Notices. All notices provided for or permitted hereunder shall be made in writing by hand-delivery, registered or certified first-class mail, telex, telecopier or air courier guaranteeing overnight delivery to the other party at the Corporation's address (or at such other address as shall be given in writing by any party to the others), or, if to

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the Stockholders or any of them, to their addresses as listed in the books of the Corporation. All such notices shall be deemed to have been duly given: when delivered by hand, if personally delivered; five (5) business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

4.6.   Governing Law.   The validity, performance, construction and effect of this Agreement shall be governed by and construed in accordance with the internal law of Delaware, without giving effect to principles of conflicts of law.

4.7.   Headings.   The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

4.8.   Counterparts.   This Agreement may be executed in two or more counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

4.9.   Further Assurances.   Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

4.10.   Termination.   Unless sooner terminated in accordance with its terms, this Agreement shall terminate on the first to occur of the following events: (a) the unanimous written consent of the Stockholders, (b) an Approved Sale of the Corporation, or (c) the closing of an initial public offering.

4.11.   Remedies.   In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.   The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

4.12.   Party No Longer Owning Securities.   If a party hereto ceases to own any Securities, such party will no longer be deemed to be a Stockholder for purposes of this Agreement.

4.13.   No Effect on Employment.   Nothing herein contained shall confer on any Stockholder the right to remain in the employ of the Corporation or any of its subsidiaries or affiliates.

4.14.   Additional Stockholders.   The Corporation shall cause each person or entity hereafter becoming a holder of Capital Stock of the Corporation (whether pursuant to the exercise of stock options or otherwise) to execute a supplement to this Agreement in the form attached hereto as Exhibit B for purposes of making such person or entity a party hereto and subject to all of the terms and conditions hereof.

4.15.   Bylaws Provision.   Nothing in this Agreement is intended to be inconsistent with the provisions of the Bylaws of the Corporation concerning the ownership, issuance, and Transfer of Securities.   In the event of any conflict or inconsistency between this Agreement and the Bylaws of the Corporation, this Agreement shall control.   Nothing in this Agreement is intended to be inconsistent with the provisions of the Stock Repurchase Agreement.   In the event of any conflict or inconsistency between this Agreement and the Stock Repurchase Agreement, the Stock Repurchase Agreement shall control.

4.16.   Confidentiality. Each Stockholder (i) shall protect, and shall use its reasonable best efforts to cause its affiliates, owners, stockholders, directors, managers, officers, members, lenders, accountants, representatives, agents, consultants and advisors to protect, the confidentiality of all proprietary and confidential information relating to the assets and business of the Corporation, and (ii) agrees not to disclose, and to use its reasonable best efforts to cause its affiliates, owners, directors, managers, officers, members, lenders, accountants, representatives, agents, consultants and advisors not to disclose, such proprietary and confidential information to any other person; provided, however, that each such person may disclose such information to its attorneys, accountants and advisors (provided that any such disclosure is made only on a need-to-know basis and each of such persons shall also be bound by the confidentiality provisions hereof) and to the extent that such disclosure is pursuant to or in connection with (A) a subpoena or court order, (B) any investigation or audit by a governmental authority, (C) any suit or proceeding with respect to this Agreement, or (D) the filing of any tax returns. In all such cases, each such person shall disclose such information only to the extent required to fulfill such purpose or legal requirement. If any such person becomes legally compelled to disclose any such proprietary and confidential information, such person shall promptly notify the Corporation of such fact so that it may seek an appropriate remedy to prevent such production, and request the person demanding such production to allow the Corporation a reasonable period of time to seek such remedy. This provision shall survive after any Stockholder is no longer affiliated with the Corporation.

4.17.   Intellectual Property Ownership. If at any time, Stockholders (either alone or with others), while performing services for the Corporation, makes, conceives, discovers or reduces to practice any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, secret or intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright or similar statutes or subject to analogous protection) (herein called *"__Developments__"*) that relates to the business of the Corporation or any of the products or services being developed, manufactured or sold by the Corporation or that may be used in relation therewith, such Developments and the benefits thereof shall immediately become the sole and absolute property of the Corporation and its assigns, and Stockholders shall promptly disclose to the Corporation each such Development and hereby assigns any rights Stockholders may have or acquire in the Developments and benefits and/or rights resulting therefrom to the Corporation and its assigns without further compensation and shall communicate, without cost or delay, and without publishing the same, all available information relating thereto to the Corporation. Upon the request of the Corporation, the Stockholders will execute and deliver all documents and do other acts which are or may be necessary to document such transfer or to enable the Corporation to file and prosecute applications for and to acquire, maintain, extend and enforce any and all patents, trademark registrations or copyrights under United States or foreign law with respect to any such Developments. Stockholders hereby waive and quitclaims to the Corporation any and all claims of any nature whatsoever that Stockholders now or hereafter may have for infringement of any patents resulting from any patent applications for any Developments assigned to the Corporation pursuant to this Agreement.

4.18.   Non-Competition and Non-Solicitation Covenants. The restrictions contained in this Section 4.18 will apply only to Stockholders and will remain in effect throughout the term of their ownership of Shares and for a period of two (2) years following the later of the termination date of their ownership of Capital Stock in the Corporation or when such Person ceases providing services to the Corporation (*"__Termination Date__"*), provided that such period will be extended during which time such Stockholder and Corporation are in any litigation, arbitration, or other formal dispute procedure (*"__Restricted Period__"*).

(a)   Non-solicitation of Employees, Vendors and Consultants. Each Stockholder or owner of any Stockholder that provides services to the Corporation (*"__Restricted Party__"*) agrees that during the Restricted Period, each Restricted Party will not directly or indirectly, through any entity owned or managed in whole or in part (ownership does not mean holding less than five percent (5%) of stock in a publicly traded company) or through or in conjunction with any family member (*"__Indirectly__"*), seek to, assist another to or in fact hire as an employee or engage as a consultant any employee, vendor, or consultant, or otherwise solicit or induce or attempt to solicit or induce any employee, vendor, or consultant of Corporation to cease such employee, vendor, or consultant's provision of services to Corporation. The foregoing does not include individuals responding to a general public solicitation of employment.

(b)   Non-Solicitation of Customers. Each Restricted Party agrees that during the Restricted Period, each Restricted Party will not directly or Indirectly (i) solicit, divert, entice, or otherwise take away any customers, who were customers of the Corporation at the Termination Date or within 12 months prior to the Termination Date (*"__Customer__"*) or attempt to do so; or (ii) solicit, hire, disrupt, damage, impair, disparage, or interfere with the Corporation whether by way of interfering with or disrupting Corporation's relationship with employees, customers, agents, representatives, or vendors. The foregoing does not include solicitation and sale of goods and services that were not provided by the Corporation to the Customer.

(c)   Non-Disparagement. Each Restricted Party agrees that each Restricted Party will not, without prior written consent of Corporation, make any statements, written or oral, regarding the termination of this Agreement or make any statement (including to any media source) that would disrupt, impair, or affect adversely Corporation, or its employees, managers, members, officers, or directors, or place Corporation or such individuals in any negative light.

(d)   Non-Competition and Non-Interference with Corporation's Business Interests. Each Restricted Party agrees that during the Restricted Period, each Restricted Party will not: (i) directly or Indirectly engage or invest in, own, manage, operate, finance, or control, consult with, participate in the ownership, management, operation, financing, or control of, consult for, be employed by, or lend its or his name to, or render services or advice to, any business or Person if such position involves rendering services or advice the same or similar as each Restricted Party provided to Corporation, that competes with the business of developing and marketing worldwide an online competitive auto racing experience, real world racing experience and league, or any business which the Corporation engages in twelve (12) months prior to the termination of their services to the Corporation or as a Restricted Party (collectively the "***Business***") within the Restricted Territory; (ii) solicit, divert, entice, or otherwise take away any Customers or attempt to do so; or (iii) disrupt, damage, impair, disparage, or interfere with the Business, whether by way of interfering with or disrupting Corporation's relationship with employees, customers, agents, contractors, representatives, or vendors. For purposes of this Agreement, "***Restricted Territory***" means, (i) within the world, (ii) if such restriction is determined to be too broad, then within the United States and Canada, (ii) if such restriction is determined to be too broad, then within the United States, (iii) if such restriction is determined to be too broad, then within five (5) miles of the location of any Customer, (iv) if such restriction is determined to be too broad, then within New Jersey, and (v) if such restriction is determined to be too broad, then Madison County, New Jersey and any county contiguous to Morris County, New Jersey.

(e)   Remedies. Each Restricted Party understands that violation of this Agreement may result in immediate and irreparable injury to Corporation. Accordingly, each Restricted Party agrees that Corporation has the right to seek a temporary injunction, restraining order and/or a permanent injunction to enforce the terms of this Agreement, and to obtain any and all other legal or equitable remedies that may be available. Further, in the event a Restricted Party violates this Agreement, Restricted Party agrees to pay Corporation's costs and attorneys' fees incurred in pursuing its rights with respect to this Agreement.

(f)   Severability of Covenants. Restricted Party acknowledges and agrees that the Restrictive Covenants are reasonable and valid in time and scope and in all other respects. The covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement. If any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, the territory, the definition of activities or the definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the Corporation and Restricted Party in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.

4.19   Survival. The provision set forth in Sections 4.16, 4.17 and 4.18 shall survive after any Stockholder is no longer affiliated with or owns any Capital Stock of the Corporation.

4.20   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. This Agreement may be executed by electronic signature by one or more parties and such electronic signature shall be deemed to have the same legal force and effect as an original, "wet" signature. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original "hard" copy of this Agreement.

[Signatures Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement the day and year first above written.

RACING PRODIGY, INC.
a Delaware corporation

DocuSigned by:
By: Matthew D. Fassnacht
C566AA44D36D447...
Matthew D. Fassnacht
Its: President

STOCKHOLDERS:

FIRST PRINCIPLES ADVISORS, LLC

DocuSigned by:
By: Matthew D. Fassnacht
C566AA44D36D447...
Matthew D. Fassnacht
Its: Manager

DocuSigned by:
____
4B2125D686B3483...
David K. Cook

16

EXHIBIT A

LIST OF CAPITAL STOCK OWNERSHIP

Stockholder	Number of Shares
First Principles Advisors, LLC	255,000
David K. Cook	245,000
TOTAL	500,000

EXHIBIT B

Racing Prodigy, Inc.

Joinder To Stockholders Agreement

THIS JOINDER TO STOCKHOLDERS AGREEMENT (this *"Supplement"*) is dated as of _____, 2022 between RACING PRODIGY, INC. a Delaware corporation (the *"Corporation"*), and _____(*"New Stockholder"*).

STATEMENT OF PURPOSE

The Corporation has entered into a Stockholders Agreement, among the Corporation and the Stockholders of the Corporation designated on the signature pages thereto, a copy of which has been provided to the New Stockholder (as amended or supplemented, the *"Stockholders Agreement"*). Pursuant to the terms of the Stockholders Agreement, the New Stockholder is required to execute this Supplement for the purposes of making such person a party to the Stockholders Agreement. The New Stockholder has agreed to execute this Supplement in consideration of the receipt of his, her or its shares of capital stock of the Corporation.

NOW, THEREFORE, the Corporation and the New Stockholder agree as follows:

1. Defined Terms. All capitalized undefined terms used in this Supplement have the meanings assigned thereto in the Stockholders Agreement.

2. Joinder of New Stockholder. The New Stockholder hereby agrees to become a party to the Stockholders Agreement with all right, title and interest as a Stockholder thereunder and subject to all of the terms and conditions thereof. The New Stockholder's notice address for purposes of the Stockholders Agreement is as set forth below.

IN WITNESS WHEREOF, the Corporation and the New Stockholder have executed this Joinder, this day of _____, 2022.

_____

By: _____

Name; Title: _____

Address: _____

_____

RACING PRODIGY, INC.

By: _____
Name: _____
Title: _____

18

EXHIBIT C

AGREED TO VALUE

The Agreed to Value of an Ownership Interest shall be determined as follows:

Definitions:

"Revenue" means, for any period of computation the revenue received by the Corporation.

Step 1 Determine Revenue for each of the three fiscal years ending on or prior to the Computation Date.

Step 2 Weight Revenue as follows: (If only one year of operation, use one year. If only two years of operation use two years but weight the two years equally).

Description	Amount	Factor	Amount
Most recent fiscal year		X3	
Second most recent fiscal year		X2	
Third most recent fiscal year		X1	
TOTAL			
Divided By:			6
Weighted Revenue			

Step 3 Multiply Weighted Revenue by 4 to determine Enterprise Value.

Step 4 Subtract all interest-bearing debt of the Corporation (this does not include accounts payable or accrued expense) as of the Computation Date from Enterprise Value to determine Capitalized Earnings Value.

Step 5 Determine the Agreed to Value by multiplying the Capitalized Earnings Value by the percentage ownership of all issued and outstanding Capital Stock of the Withdrawing Stockholder as of the Computation Date.

EXHIBIT D

INITIAL CAPITAL CONTRIBUTIONS

STOCKHOLDER	INITIAL CAPITAL CONTRIBUTION
First Principles Advisors, LLC	$510.00
David K. Cook	$490.00

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1.   **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets,   Fiat Currency, and Securities ("Custodial Services").

1.2.   **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3.   **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

   i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

   ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

   i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

   ii.   Custodian will provide Client with a confirmation of the pending transfer.

   iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.　　If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.　　**Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving　　Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.　　**API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.　　**Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.　　**Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4.   Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b)   Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a)   Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b)   The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c)   To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

   i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

   ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

   iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

   iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2.   **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3.   **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4.   **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv. Custodian service partners are unable to support Client's use;

    v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi. Client fails to pay fees for a period of 90 days; or

    vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10.   INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place
Suite 101   _____
Sioux Falls, SD 57108
Attn: Legal   _____
Email: legal@bitgo.com
                                                 _____

                                                 Attn:

                                                 Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   Expanded Definition of Services.   Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   Fees. The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	
MMI wallets (exclusive of NFT holdings)	$_____
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	Basis Points (bps)
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8.   Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.　　　　　**[CLIENT NAME]**

By: _____　　　By: _____

Name: _____　　　Name: _____

Title: _____　　　Title: _____

Date: _____　　　Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   **<u>MMI SERVICES</u>**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at <u>https://www.bitgo.com/terms</u> ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at <u>https://consensys.net/terms-of-use/</u>). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   **<u>NFT SERVICES</u>:** See <u>https://www.bitgo.com/legal/nft-service-terms</u>

III.   **<u>STAKING SERVICES</u>:** See <u>https://www.bitgo.com/legal/staking-and-delegation-services-terms</u>

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   <u>Revocation</u>. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5.   <u>No Beneficial Interest</u>. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.	Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.	Governing Law.	This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.	Notices.	All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.	Termination.	This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

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IN OUR FIRST SEASON, THE TOP 32 GAMERS ADVANCED TO PRODIGY WEEK IN ATLANTA
THEY WERE TESTED ON FITNESS, DATA COMPREHENSION, AND BEHIND THE WHEEL OF REAL RACE CARS.
24 OF THE BEST WERE DRAFTED INSIDE THE WILLIAMS FORMULA 1 FAN ZONE IN LONDON DURING THE BRITISH GRAND PRIX TO COMPETE IN THE INAUGURAL SEASON OF THE PRODIGY RACING LEAGUE.

COACHED BY LEGENDS OF MOTORSPORTS, THEY BATTLED IN A NEVER-BEFORE-SEEN ELIMINATION-STYLE FORMAT ON SOME OF AMERICA'S MOST ICONIC RACETRACKS.

"*LOOK. THEY'RE TOGETHER. THAT'S UNBELIEVABLE.*"

WIN AND ADVANCE

"*WHOAH! AND OFF THE TRACK GOES THE ROMANIAN! A BIT TOO AGGRESSIIVE.*"

LOSE AND GO HOME.

THEIR LIFE-CHANGING JOURNEY IS AVAILABLE TO HUNDREDS OF MILLIONS ACROSS PLATFORMS LIKE ROKU, SAMSUNG TV, AMAZON FREEVEE, RACER NETWORK, XUMO PLAY, AND PLEX.

ON YOUTUBE, OUR AUDIENCE HAS SURPASSED INDYCAR AND SOON, NASCAR.

AND WE'RE JUST GETTING STARTED:

A DRIVE TO SURVIVE-STYLE DOCUSERIES IS IN PRODUCTION.

BACKED BY MILLIONS OF DOLLARS THAT HAVE BEEN INVESTED AND RAISED THROUGH SPONSORSHIPS, MEDIA RIGHTS, AND MEMBERSHIPS, WE'RE ACCELERATING INTO A HISTORIC SEASON 2, LEADING TO THE PRODIGY 1 CHAMPIONSHIP IN 2027 - THE PINNACLE OF THE LEAGUE.

THIS IS THE NEXT EVOLUTION OF MOTORSPORTS. THIS IS THE PRODIGY RACING LEAGUE.

EXHIBIT F

Testing the Waters Communications



Republic

Company Name — Racing Prodigy, Inc.

Logo

Headline — World's first gaming-to-real motorsports league and media company





2024 DRIVER DRAFT: IN WILLIAMS F1 FAN ZONE

THIBAUT COURTOIS
REAL MADRID GOALKEEPER

ATLASSIAN
WILLIAMS RACING

FIRST OF SIX PRL TEAMS



SEBRING PODIUM: JAN 7, 2025


MAKING THE DOCUSERIES

Slides


MAKING THE TV SHOW
PRODIGY THREE
THIBAUT COURTOIS
REAL MADRID KEEPER
HEAD OF TC RACING
JAVI GUERRA
TEAM PRINCIPAL
TATIANA CALDERÓN
HEAD COACH



MEET SEASON 1 REGULAR SEASON CHAMPIONS

LORENZ HÖRZING

DINO FILIPPA

EDOARDO LEO

GUSTAVO ARIEL

2026 P3 & P2 RACE SERIES CAR

FROM SIM TO REAL



ROUND ONE

PRODIGY
RACING LEAGUE
ARE YOU THE NEXT RACING PRODIGY?
ESPORTS COMPETITIONS ARE LIVE

PRODIGY OF THE YEAR
/ Lorenz Horzing /
P3 PRODIGY THREE
WINNER
PRODIGY RACING TEAM

Tags B2B, B2C, Media Production & Curation, eSports, Companies, $5M+ raised, 10-24 employees

Summary

- Prodigy Racing League: Esports > Real Tryouts > Draft > P3 Series > P2 > P1
- 300,000+ from 150+ countries have competed in Prodigy esports tournaments
- 30 drivers raced 10 Rounds in Season 1 P3 Championship, Nov 2024-Mar 2025
- Real Madrid keeper Thibaut Courtois & Formula 1 org. field real race teams
- Amazon, Roku, Samsung, LG, RACER Network broadcast Season 1 P3 Series
- 4x Emmy award winner & INDYCAR lead producer (former F1) lead media team
- Revenue: Media rights, sponsorships, memberships and 55M PRL social reach

About

Founded in 2022, Racing Prodigy™ is a media and technology company pioneering the next evolution of motorsports. It created the Prodigy Racing League™ (PRL™)—the world's first esports-to-real-life (e2Real™) racing league.

PRL democratizes motorsports —offering **a merit-based path to real racing careers—** removing the traditional barrier of extreme costs through gaming, transforming the elite into professional, real-world drivers .

Problem

While motorsports global fandom and demand to race cars are on the rise...


GLOBAL DEMAND TO RACE CARS
>1B
GAMERS WHO WANT TO RACE
3.2B GAMERS (STATISTA)
37% PREFER RACING GAMES (ESA)
85% WANT TO RACE IN REAL LIFE (LOGITECH)

It's cost prohibitive. You can watch but not compete.


HISTORICALLY, NO PATHWAY FOR THE 1B+
<1M
REAL-LIFE RACERS (FIA)
AMATEUR CAR RACING COSTS: $50K-$250K EVERY SEASON
TRACKS NOT ACCESSIBLE TO ALL

Esports

Thankfully, technology offers a solution...


SOLUTION: ESPORTS
NISSAN & MAZDA PROVED GAMERS CAN RACE IN REAL LIFE
TECHNOLOGY OPENS MOTORSPORTS 1,000X
RACING PRODIGY'S CEO LED MAZDA'S PROGRAM
GAMING COST = TRADITIONAL SPORTS COST

Nissan and Mazda first proved **sim racing skills transfer to the real track,** providing aspiring drivers with **a low-cost way to enter motorsports** (equal to traditional sports)—no wealth or connections required. Racing Prodigy's CEO led Mazda's program.

Esports unlocks motorsports' access problem, giving a massive, global, and diverse talent pool their opportunity to break into real racing.

300,000+ gamers have competed on mobile, controller, or wheel/pedals in the Prodigy tournaments. Millions are anticipated.

In Season 1, **32 winners earned all-expenses-paid trips** to Atlanta Motorsports Park (USA) to real-life racing tryouts.

Real Life Racing

In Season 1, 32 esport winners were put to the test, competing in real-life racing tryouts at Prodigy Week.

REAL-LIFE TRYOUTS

SEASON 1: 32 COMPETED | SEASON 2: 32 TO COMPETE
15 COUNTRIES   17+ COUNTRIES EXPECTED

DRIVER COACHING   **ENGINEERING TRAINING**   **RECOVERY TRAINING**   **FITNESS INSTRUCTION**   **MEDIA TRAINING**

Of the 32 drivers, **24 were drafted** by six racing teams **inside the Williams Formula 1 Fan Zone** in London, England to race in the inaugural real-life Prodigy Three (P3) Championship.

PRL teams are led by **Williams—a Formula 1 powerhouse,** the world's #1 goalkeeper (ESPN) **Thibaut Courtois**, and other top organizations.



THIBAUT COURTOIS
REAL MADRID GOALKEEPER

ATLASSIAN WILLIAMS RACING

FIRST OF SIX PRL TEAMS

Drivers are coached by some of motorsports' top talents from **F1, INDYCAR, and NASCAR.**



COACHES

WILLIAMS ESPORTS PRODIGY RACING TEAM

K. LEGGE   T. CALDERÓN

PRODIGY RACING TEAM



Season 1 drafted drivers competed in the **five event, 10-round P3 Championship** to start their real racing career up the PRL ladder.



P3 RACE SCHEDULE: SEASON 1
NOVEMBER 2024 - MARCH 2025

P3 PRODIGY THREE

ROUNDS 1-2: NEW ORLEANS

ROUNDS 3-4: SEBRING RACEWAY

ROUNDS 5-6: HOMESTEAD-MIAMI SPEEDWAY

ROUNDS 7-8: ATLANTA MOTORSPORTS PARK

PLAYOFFS, ROUNDS 9-10: NEW ORLEANS

Season 2 real racing series kicks off in 2026 with the **P3 Championship PLUS** the debut of the **P2 Championship with five planned race events.**



2026 EVENT SCHEDULE

P3 PRODIGY THREE
P2 PRODIGY TWO

ESPORTS FINALE
W. PALM BEACH, FL
MARCH 29

PRODIGY WEEK
MIAMI, FL
MARCH 30-APRIL 1

P3 DRIVER DRAFT
MIAMI AUTODROME
APRIL 2

BOOT CAMP
SOUTH FLORIDA
MAY 30-31

ROUND 1
SEBRING RACEWAY
JUNE 1-2

ROUND 2
HOMESTEAD-MIAMI SPEEDWAY
JUNE 4

ROUNDS 3 & 4
P1 MOTOR CLUB – TWO TRACKS
JUNE 6-7

PLAYOFFS, ROUND 5
10 10™ MOTOR CLUB
JULY/AUG - TBD

The top 20 drivers from P3 (Season 1) move up to the P2 Championship in a faster race car.

A new incoming class of drivers race in the P3 Championship in their pursuit to move up to P2 the following season.


2026 P2 DRIVERS
P2 PRODIGY TWO
LAURENS BEERTEN
ROOPE KURKIPÄÄ
WILL REDFORD
NATHAN MAXIMIN
BRANDON HAWKIN
KAMIL PAWLOWSKI
MARKO PEJIC
LORENZ HÖRZING
JULIAN KLAFFENBÖCK
KAMDEN HIBBITT
JAN VON DER HEYDE
DAVID DALTON JR.
MICHAEL ROMANIDIS
THOMAS BELLEMIN
EDOARDO LEO
GARRETT LOWE
GUSTAVO ARIEL
NATHAN SAXON
LEANDRO WERLE
DINO FILIPPA

Season 2 real-life racing also introduces a **new race car—the Revolution 500**—raced in both the P3 and P2 Championships.

Pitch text


2026 P2 & P3 RACE CAR
DETUNED FOR P3 SERIES
P3 PRODIGY THREE
P2 PRODIGY TWO
07
06
REVOLUTION
1
REVOLUTION RACE CARS

In 2027, the best of the best will advance to the PRL's top level - **the P1 Championship -** completing the PRL's three-tiered, real-racing league.


FINAL STEP: P1 CHAMPIONSHIP
P1 PRODIGY ONE
PLACEHOLDER CAR. DEBUTS END OF 2027



The world's first e2Real ladder features a never-before-seen elimination-style format, giving deserving racers aged 13+ their opportunity while creating excitement and drama for race fans, the broader audience, TV and streaming networks, and sponsors.

Business Model

Racing Prodigy is global + gaming + real motorsports, offering a total addressable market greater than 2 billion.



Monetization spans global media rights (race broadcasts & docuseries), sponsorships (esports & real), and end-users (gaming participation, merch & apparel).



Projected FY 2026 (Jan – Dec) revenue growth is expected to be 4–5x, driven by the debut of the P2 Championship and:

- Additional race teams (from 6 to 12),
- Global TV distribution for two series (from P3 to P3 & P2),
- Docuseries debut (Season 1),
- Social media community growth,
- Increased esports participation,
- Memberships & marketplace featuring exclusive content, merchandise, and engagement, and
- Sponsorships from endemic (sim racing, automotive) and non-endemic (CPG, other) partners for esports, real-world racing, and media content.

SEASON 1 PARTNERS

ENDEMICS

MAZDA MOTORSPORTS | SIM LAB | REO RACING ELECTRONICS | RACER NETWORK

TOYO TIRES | GRID | MPI | WIMNA Women in Motorsports North America

Wine Country Motor Sports INC RACE GEAR AND EQUIPMENT | CMP ATLANTA MOTORSPORTS PARK | SK STREET KART RACING | PITFIT

ASETEK SIM SPORTS | iRacing | RF2 | THE RACERS PHYSIO

NON-ENDEMICS

Rosetta Stone

SUCKERPUNCH

BILTONG DEPOT

Solo Parent

Racing Prodigy's community is global, diverse, young and passionate.



Media Distribution

Global Media

Season 1 TV Series

The first season of *Prodigy Racing League* (10 episodes featuring the P3 Championship) is on TV and streaming platforms, first airing on RACER Network in March 2025 and then picked up by Roku, Amazon Freevee, Samsung TV, LG Channels, and others.



View the preview show [HERE](#).

The Docuseries

Racing Prodigy's docuseries: *Pursuit of the Dream*—modeled after *Formula 1: Drive to Survive* on Netflix, expected to debut 2026.

Community & Reach



55M

Racing Prodigy's Season 1 teams, drivers, and partners reached over 55 million followers, generating tens of millions of monthly impressions.

Surpassing INDYCAR on YouTube in May, with more than 500,000 subscribers, Racing Prodigy is targeting 2M before Season 2 real-life racing, accelerating monetization and passing NASCAR.



2025 SOCIAL MEDIA GROWTH
SINCE TV DEBUT IN MARCH 2025, RP'S YOUTUBE SUBSCRIBERS GREW 3,000 TO 500,000, PASSING INDYCAR

The media understands we are transforming a global sport.

1,400+ placements (*Forbes, Entrepreneur, VentureBeat, Sportico*)

PR TRACTION SINCE LAUNCH

$10.1 M
CALCULATED AD VALUE

1.2B
POTENTIAL AUDIENCE

1,425
MEDIA PLACEMENTS





Growth Plans

- Prodigy Two (P2) Championship debuts 2026
- Prodigy One (P1) Championship debuts 2027
- Racing Prodigy iOS/Android mobile game with path to earn Prodigy Passes to real-life racing tryouts debuts 2027
- PRL Fantasy Racing debuts 2027
- Integration of PRL sports betting
- Media distribution expands internationally
- New tech implemented to enhance fan and participant access and experiences

Team

Led by:

- Lead producer of INDYCAR (former producer NASCAR & F1)
- Former VP of live events at ESPN
- 4x Emmy winner
- Former Mazda executive who spearheaded it's gaming-to-real racing program and its pro racing series
- Former Commissioner of the Australian National Basketball League
- Former SVP at Intel Corp., growing its microprocessor unit from $40 million annually to $4 billion

The team's vision & mission: To pioneer the next evolution of motorsports, opening it to billions around the world, by leveraging (gaming) technology and media.

Team

David Cook	CEO	With 15 years in motorsports, including 8 at Mazda leading grassroots and pro racing programs, David launched series and managed multimillion-dollar development. He co-founded Racing Prodigy to transform the sport he loves.
Marc Werschkul	CCO	4-time Emmy-winning producer, Marc has 25 years in live and original sports programming producing for the NHL, Dodgers, and Lakers on networks such as ABC, ESPN, and Fox Sports. As Racing Prodigy Chief Content Officer, Marc leads TV production.
J. Christopher Hamilton	Executive Producer	Entertainment attorney and producer with 20+ yrs at Disney, Paramount & Lionsgate. Built Kevin Hart's LOL Network, sold shows to BET & HBO, and champions diverse voices.
Kent Stacy	COO	6-time racing champion and mechanical engineer, Kent has developed elite drivers through his S3 Racing program. He's led 12 title-winning teams and now brings decades of motorsports expertise to Racing Prodigy.
Cindy Sisson	Senior Advisor - Women in Motorsports	Executive Director of Women in Motorsports North America and a veteran sales/marketing exec with a track record in Fortune 500s, sports, and nonprofits, Cindy champions opportunities for women across the motorsports industry.
Pam Miller	Senior Advisor - Media & Production	An Emmy-winner, Pam has produced motorsports TV shows for 30+ years for NASCAR, Formula One and others. She's lead producer for INDYCAR and oversees Racing Prodigy's TV shows.
Tim Hedke	CFO	With 25+ years as CFO, COO, and SVP, Tim's led M&A, capital raises, and growth across industries. He holds an MBA from Rollins and brings a data-driven approach to scale Racing Prodigy's mission to transform motorsports.
Max Papis	Senior Advisor - Driver Performance	Former racer in F1, INDY, NASCAR & Le Mans, Max now leads Max Papis Innovations, serves as INDYCAR's lead steward, coaches NASCAR's William Byron and PRL drivers while also serving as a judge.
Matt Fassnacht	Executive Chairman	A VC partner, 2X pro racing champ, and former $2.5B hedge fund manager, Matt spent 25 years in public equities. A Wharton MBA, he co-founded Racing Prodigy to open access to the sport he couldn't afford growing up.
David McCaman	CMO	25+ years in tech, media & gaming driving brand partnerships and activations for NFL, NASCAR, NBA, Activision, CBS & more, David now leads Racing Prodigy's community efforts with a focus on gamers and next-gen motorsports fans.
Dave House	Senior Advisor - Business	Grew Intel's Microprocessor business from $40M to $4B. Dave later led multiple tech firms as CEO/Chairman. A 25-year racer and vineyard owner, he's Vice Chair of the Computer History Museum and active on nonprofit boards.
Rick Burton	Senior Advisor - League Creation & Management	Former United States Olympic Committee CMO and Australia's National Basketball League Commissioner, Rick has advised top brands such as Visa, Intel, FedEx, the NFL, and Ganassi Racing and joined Racing Prodigy as its first advisor.

Perks

$250	Digital Welcome Pack: Personalized digital stock certificate and exclusive Racing Prodigy digital artwork Name on "The Starting Grid – Investor Honor Wall": Optional public recognition on a dedicated webpage on the Racing Prodigy website (opt-in required). Public Acknowledgment: Thank you post on Racing Prodigy's social media
$500	All previous perks, plus: Gift of one (1) three-year Racing Prodigy esports competition membership: For you or someone you choose—grants ongoing eligibility to compete in all open PRL esports events Early Access to New Merch Drops: First dibs on select limited-run RP apparel
$1,000	All previous perks, plus: Gift of two (2) additional three-year Racing Prodigy esports competition memberships Gift of a 1-year Single Language Learning Subscription from our partner Rosetta Stone An exclusive Racing Prodigy premium hat shipped directly to you Limited Edition Commemorative Racing Prodigy Challenge Coin: Same coin received by PRL drivers upon completion of Prodigy Week Season 1.
$2,500	All previous perks, plus: Gift of two (2) additional Racing Prodigy esports competition Memberships A premium Limited-Edition Racing Prodigy long-sleeved button-up shirt shipped directly to you Virtual Meet & Greet: Access to a live online session with Racing Prodigy executives, drivers, team coaches, and team principals (e.g., CEO David Cook, NASCAR driver Katherine Legge, Former F1 driver Max Papis)
$5,000	All previous perks, plus: You and one guest receive an All-Access Pass to a Prodigy Racing League event of your choice in the 2026 Calendar Year: Includes on-track hot lap ride-along in a race car or pace car Custom Racing Prodigy Jacket: Stylish and exclusive, shipped only to this tier and above Name on Digital Race Car and Broadcast Shoutout: Featured during one Season 3 esports competition livestream finals
$10,000	All previous perks, plus: Your name featured on a P3 & P2 Championship race car for one event of your choosing. Exclusive authentic team-issued polo Race-used Collectible: Authentic race-worn gloves, checkered flag, or tire section signed by a Prodigy driver
$25,000	All previous perks, plus: Jersey signed by Season 1 PRL drivers, coaches, and team principals You + one (1) guest invited to attend all PRL real-world racing events, with VIP access to the paddock, pit lane, driver meet & greets, & hospitality areas through 2028. Access to annual private investor update with Racing Prodigy executive team. Direct Input Opportunity: Provide feedback or ideas on new fan engagement & league initiatives
$50,000	All previous perks, plus: Custom-painted FIA-certified Racing Prodigy helmet with your name Sit down in the chair for an interview to be integrated into the PRL docuseries or race broadcast VIP PRL Experience (select one): 1) Announce a draft pick on stage at Prodigy Week or 2) Present a trophy to a winning driver at a 2026 PRL race or 3) Wave the checkered flag at a 2026 PRL race
$100,000	All previous perks, plus: Join the Visionary's Circle with exclusive access to content previews, league reveals and special planning events Name listed in the Racing Prodigy "Hall of Fame" and featured on a real car for the 2026 race season Name a seasonal PRL award with branding and on-stage recognition All-expenses-paid VIP trip to a 2026 PRL race event of your choice, including driving the Prodigy race car on the racetrack

FAQ

How do I earn a return?	We are issuing equity in our company. You may realize returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.
What are the risks associated with investing in equity securities?	Equity security investments are subject to market fluctuations, company-specific risks, and general economic conditions. Prices can be volatile, and there is risk of losing the invested capital. Remember, investing always carries risks, and it's essential to conduct thorough research or consult with a financial advisor before making investment decisions.
What is a custodian and what is a custodial account?	A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.
Why use a custodial account?	Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.
Will I have to set up a custodial account? What is the process?	Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement. The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.
I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-48 hours.
Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.
Why would a company use a custodian like BitGo?	• Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. • For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.
Which countries are not permitted to open a Custody Account with BitGo?	• Albania • Belarus • Bosnia and Herzegovina • Burundi • Central African Republic • Cote D'Ivoire • Cuba • Dominican Republic • DR Congo • Iran • Iraq • Laos • Lebanon • Libya • Montenegro • Mozambique • Nicaragua • Nigeria • North Korea • Pakistan • Russia • Serbia • Somalia • South Sudan • Syria • Tanzania • Turkey • Ukraine • Venezuela • Yemen • Zimbabwe